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NOTICE OF MEETING
AND
MANAGEMENT INFORMATION
CIRCULAR

FOR THE ANNUAL MEETING
OF SHAREHOLDERS

TO BE HELD ON
APRIL 23, 2013

INVITATION TO SHAREHOLDERS

On behalf of the Board of Directors, management and employees of the Corporation, it is our pleasure to invite you to join us at the Corporation's Annual Meeting of Shareholders to be held on April 23, 2013 at 9:00 a.m. (EDT) at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

The items of business to be considered and voted upon by shareholders at this meeting are described in the Notice of Annual Meeting and the accompanying Management Information Circular.

You can find further information concerning the Corporation on our website: www.celestica.com. We encourage you to visit our website before attending the meeting, as it provides useful information regarding the Corporation.

Your participation at this meeting is important. We encourage you to exercise your right to vote, which can easily be done by following the instructions provided in the Management Information Circular and accompanying form of proxy.

After the meeting, Craig Muhlhauser, President and Chief Executive Officer, and Darren Myers, Executive Vice President and Chief Financial Officer, will provide a report on the Corporation's affairs. You will also have the opportunity to ask questions and to meet the Corporation's Board of Directors and executives.

Yours sincerely,

William A. Etherington Chairman of the Board	Craig H. Muhlhauser President and Chief Executive Officer

Your Vote Is Important

Registered Shareholders

You will have received from the Corporation's transfer agent, Computershare Investor Services Inc., a form of proxy which accompanied your Management Information Circular. Complete, sign, date and mail your form of proxy to Computershare Investor Services Inc. in the envelope provided or follow the instructions provided on the form of proxy to vote by telephone or internet. For instructions regarding how to vote in person at the meeting if you are a registered shareholder, see Questions and Answers on Voting and Proxies — How Do I Exercise My Vote (and by When)? on page 2 of the Management Information Circular.

Non-Registered Shareholders

You are a non-registered shareholder (or beneficial owner) if your shares are held in the name of a nominee (such as a securities broker, trustee or other financial institution). You will have received from your nominee a request for voting instructions which accompanied your Management Information Circular. Alternatively, your nominee may have provided you with a form of proxy. Follow the instructions on your voting instruction form to vote by telephone or internet, or complete, sign, date and mail the voting instruction form in the envelope provided. For instructions regarding how to vote in person at the meeting if you are a non-registered shareholder, see Questions and Answers on Voting and Proxies — How Do I Vote if I am a Non-Registered Shareholder? on page 3 of the Management Information Circular.

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CELESTICA INC.	i
MANAGEMENT INFORMATION CIRCULAR	1
Questions and Answers on Voting and Proxies	1
Principal Holders of Voting Shares	5
Agreement for the Benefit of Holders of SVS	6
Information Relating to Our Directors	6
Election of Directors	6
Director Compensation	10
Directors' Fees Earned in 2012	12
Directors' Ownership of Securities	13
Attendance of Directors at Board and Committee Meetings	16
Information about our Auditor	17
Say-On-Pay	17
Compensation Committee	18
Compensation Discussion and Analysis	18
Compensation Objectives	18
Compensation Hedging Policy	23
"Clawback" Provisions	23
Compensation Elements for the Named Executive Officers	24
2012 Compensation Decisions	27
Compensation of Named Executive Officers	31
Summary Compensation Table	31
Option-Based and Share-Based Awards	33
Securities Authorized for Issuance Under Equity Compensation Plans	36
Equity Compensation Plans	36
Termination of Employment and Change in Control Arrangements with Named Executive Officers	39
Performance Graph	43
Executive Share Ownership	44
Indebtedness of Directors and Officers	45
Directors, Officers and Corporation Liability Insurance	45
Statement of Corporate Governance Practices	45
Other Matters	46
Requests for Documents	46
Certificate	46
Schedule A — Statement of Corporate Governance Practices	A-1
Schedule B — Board of Directors Mandate	B-1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CELESTICA INC.

The Annual Meeting of Shareholders (the "Meeting") of CELESTICA INC. (the "Corporation" or "Celestica") will be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Tuesday the 23rd day of April, 2013 at 9:00 a.m. (EDT) for the following purposes:

  •
  to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2012, together with the report of the auditor thereon;

  •
  to elect the directors for the ensuing year;

  •
  to appoint the auditor for the ensuing year and authorize the directors to fix the auditor's remuneration;

  •
  to approve an advisory resolution on the Corporation's approach to executive compensation; and

  •
  to transact such other business as may properly be brought before the Meeting and any adjournment(s) or postponement(s) thereof.

Shareholders are invited to vote at the Meeting by completing, signing, dating and returning the accompanying form of proxy by mail or by following the instructions for voting by telephone or internet in the accompanying form of proxy, whether or not they are able to attend personally.

Only shareholders of record at the close of business on March 8, 2013 will be entitled to vote at the Meeting.

DATED at Toronto, Ontario this 7th day of March, 2013.

By Order of the Board of Directors

Elizabeth L. DelBianco
Executive Vice President,
Chief Legal and Administrative Officer
and Corporate Secretary

Note: If you are a new shareholder or a non-registered shareholder who did not elect to receive our 2012 Annual Report, you can view that report on our website at www.celestica.com or under our profile at www.sedar.com. If you wish to receive a hard copy of the report, please contact us at clsir@celestica.com.

i

CELESTICA INC.
844 Don Mills Road
Toronto, Ontario, Canada M3C 1V7

MANAGEMENT INFORMATION CIRCULAR

In this Management Information Circular (the "Circular"), unless otherwise noted, all information is given as of February 15, 2013 and all dollar amounts are expressed in United States dollars. Unless stated otherwise, all references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless otherwise indicated, any reference in this Circular to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for 2012. During that period, based on the relevant 2012 noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Board of Governors of the Federal Reserve, the average exchange rate was $1.00 = C$0.9995.

QUESTIONS AND ANSWERS ON VOTING AND PROXIES

Q.
WHAT DECISIONS WILL I BE ASKED TO MAKE?

A.
Shareholders will be voting on the following matters: the election of each individual director to the Board of Directors of the Corporation (the "Board" or the "Board of Directors") for the ensuing year, the appointment of an auditor for the Corporation for the ensuing year and authorization of the Board to fix the auditor's remuneration, an advisory resolution on the Corporation's approach to executive compensation, and any other matters as may properly be brought before the Meeting. The Corporation's Board of Directors and management recommend that you vote in favour of each of the proposed nominees for election as directors of the Corporation, in favour of the appointment of KPMG LLP as auditor of the Corporation and the authorization of the Board of Directors of the Corporation to fix the remuneration to be paid to the auditor, and in favour of the advisory resolution on the Corporation's approach to executive compensation.

Q.
WHO IS SOLICITING MY PROXY?

A.
The Corporation's management is soliciting your proxy.    All associated costs of solicitation will be borne by the Corporation. The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid. The Corporation anticipates that copies of this Circular and accompanying form of proxy will be sent to shareholders on or about March 15, 2013.

Q.
WHO IS ENTITLED TO VOTE?

A.
The holders of Subordinate Voting Shares ("SVS") or Multiple Voting Shares ("MVS") as at the close of business on March 8, 2013 or their duly appointed representatives are entitled to vote.

  As at February 15, 2013, 164,944,176 SVS (which carry one vote per share and collectively represent approximately 26% of the voting power of the Corporation's securities) and 18,946,368 MVS (which carry 25 votes per share and collectively represent approximately 74% of the voting power of the Corporation's securities) were issued and outstanding.

Q.
HOW DO I EXERCISE MY VOTE (AND BY WHEN)?

A.
Non-registered shareholders should refer to Questions and Answers on Voting and Proxies — How Do I Vote If I Am a Non-Registered Shareholder? on page 3 of this Circular.

  If you are a registered shareholder, you may exercise your right to vote by attending and voting your shares in person at the Meeting, by mailing in the attached form of proxy or by voting by telephone or internet.

  If you vote your shares in person, your vote will be taken and counted at the Meeting.

  If you choose to vote your shares using the form of proxy, your proxy form must be received by the Corporation's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, no later than 5:00 p.m. (EDT) on Friday, April 19, 2013. If the Meeting is adjourned or postponed, Computershare must receive the form of proxy at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting. Alternatively, the form of proxy may be given to the Chairman of the Meeting at which the form of proxy is to be used.

  If you choose to vote your shares by telephone or internet, your vote must be received no later than 5:00 p.m. (EDT) on Friday, April 19, 2013.

Q.
WHAT IF I SIGN THE FORM OF PROXY ENCLOSED WITH THIS CIRCULAR?

A.
Signing the form of proxy gives authority to Mr. William A. Etherington or Mr. Craig H. Muhlhauser, or their designees, to vote your shares at the Meeting, unless you give authority to another person to vote your shares by providing that person's name on the form of proxy.

Q.
CAN I APPOINT SOMEONE OTHER THAN THE PERSONS NAMED IN THE FORM OF PROXY ENCLOSED WITH THIS CIRCULAR TO VOTE MY SHARES AT THE MEETING?

A.
Yes, you may appoint a person or company to represent you at the Meeting other than the persons designated in the form of proxy. Write the name of the person of your choice in the blank space provided in the form of proxy. The person whom you choose need not be a shareholder.

  Please ensure that the person you have appointed is attending the Meeting and is aware that he or she will be voting your shares. Proxyholders should speak to a representative of Computershare upon arriving at the Meeting.

Q.
HOW WILL MY SHARES BE VOTED AT THE MEETING IF I GIVE MY PROXY?

A.
On any ballot that may be called for, the shares represented by a properly executed proxy given in favour of the persons designated by management of the Corporation in the enclosed form of proxy will be voted for or against or withheld from voting in accordance with the instructions given on the ballot, and if you specify a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

  The persons named in the form of proxy must vote for or against or withhold from voting your shares in accordance with your instructions on the form of proxy. In the absence of such directions and unless you specify a person other than Mr. Etherington or Mr. Muhlhauser to vote your shares, your shares will be voted in favour of the election to the Corporation's Board of the nominees proposed by management, in favour of the appointment of KPMG LLP as the Corporation's auditor and the authorization of the Board to fix the auditor's remuneration, and in favour of the advisory resolution on the Corporation's approach to executive compensation.

Q.
IF I CHANGE MY MIND, CAN I TAKE BACK MY PROXY ONCE I HAVE GIVEN IT?

A.
Yes, you may revoke any proxy that you have given at any time prior to its use at the Meeting for which it was given or any adjournment(s) or postponement(s) thereof. In addition to revocation in any other manner permitted by law, you may revoke the proxy by preparing a written statement, signed by you or your attorney, as authorized, or if the proxy is given on behalf of a corporation, by a duly authorized officer or attorney of such corporation, and deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, prior to the proxy being voted, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by you or by your attorney, who is authorized in writing, to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used.

  Note that your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you regarding business considered by that vote.

Q.
WHAT IF AMENDMENTS ARE MADE TO THE SCHEDULED MATTERS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

A.
The accompanying form of proxy confers discretionary authority upon the proxy nominees in respect of any amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

  As of the date of this Circular, the Corporation's management was not aware of any such amendments, variations or other matters to come before the Meeting. However, if any amendments, variations or other matters that are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of the management nominees will be voted on such matters in accordance with the best judgment of the proxy nominees.

Q.
HOW DO I VOTE IF I AM A NON-REGISTERED SHAREHOLDER?

A.
A shareholder is a non-registered shareholder (or beneficial owner) if (i) an intermediary (such as a bank, trust company, securities dealer or broker, trustee or administrator of a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, registered education savings plan, registered disability savings plan or tax-free savings account), or (ii) a clearing agency (such as CDS Clearing and Depository Services Inc. or Depository Trust and Clearing Corporation), of which the intermediary is a participant (in each case, an "Intermediary"), holds the shareholder's shares on behalf of the shareholder.

  In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators ("NI 54-101"), the Corporation is distributing copies of materials related to the Meeting to Intermediaries for distribution to non-registered shareholders and such Intermediaries are to forward the materials related to the Meeting to each non-registered shareholder (unless the non-registered shareholder has declined to receive such materials). Such Intermediaries often use a service company (such as Broadridge Investor Communication Solutions in Canada ("Broadridge")), to permit the non-registered shareholder to direct the voting of the shares held by the Intermediary on behalf of the non-registered shareholder. The Corporation is paying Broadridge to deliver, on behalf of the Intermediaries, a copy of the materials related to the Meeting to each "non-objecting beneficial owner" and each "objecting beneficial owner" (as those terms are defined in NI 54-101).

  If you are a non-registered shareholder, the Intermediary holding your shares should provide a voting instruction form. In order to cast your vote, you must complete, sign and return in accordance with the instructions, and within the timeline (which may be earlier than 5:00 p.m. (EDT) on Friday, April 19, 2013), set forth therein. This form will constitute voting instructions which the Intermediary must follow. Alternatively, the Intermediary may provide you with a signed form of proxy. In this case, you do not need to sign the form of proxy, but should complete it and forward it directly to Computershare.

  Should you, as a non-registered shareholder, wish to attend the Meeting and vote your shares in person, or have another person attend and vote your shares on your behalf, you should fill in your own name or the name of your appointee in the space provided on the form of proxy. An Intermediary's voting instruction form will likely provide corresponding instructions as to how to cast your vote in person. In any case, you should carefully follow the instructions provided by the Intermediary and contact the Intermediary promptly if you require assistance.

  If you vote by mail and would subsequently like to change your vote (whether by revoking a voting instruction or by revoking a proxy), you should contact the Intermediary to discuss whether this is possible and, if so, what procedures you should follow.

Q.
HOW CAN I CONTACT THE INDEPENDENT DIRECTORS AND CHAIRMAN?

A.
You may contact the independent directors, including the independent Chairman of the Corporation, with the assistance of Celestica Investor Relations. Shareholders or other interested persons can send a letter, e-mail or fax c/o Celestica Investor Relations to the following coordinates:

  Celestica Investor Relations
  844 Don Mills Road
  Toronto, Ontario, Canada M3C 1V7
  Phone: 416-448-2211
  Fax: 416-448-2280
  E-mail: clsir@celestica.com

Q.
WHOM SHOULD I CONTACT IF I HAVE QUESTIONS CONCERNING THE CIRCULAR OR FORM OF PROXY?

A.
If you have questions concerning the information contained in this Circular you may contact Celestica Investor Relations. If you require assistance in completing the form of proxy you may contact the transfer agent.

Q.
HOW CAN I CONTACT THE TRANSFER AGENT?

A.
You may contact the transfer agent by mail:

  Computershare Investor Services Inc.
  100 University Avenue, 9th Floor
  Toronto, Ontario M5J 2Y1

  or by telephone:

  within Canada and the United States
  1-800-564-6253
  all other countries
  514-982-7555

PRINCIPAL HOLDERS OF VOTING SHARES

As of February 15, 2013, the only persons or corporations who, to the knowledge of the Corporation, its directors or executive officers, beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of the voting securities of the Corporation are as follows:

Table 1: Principal Holders of Voting Shares

Name	Number of Shares	Percentage of Class	Percentage of All Equity Shares	Percentage of Voting Power

Onex Corporation(1) Toronto, Ontario	18,946,368 MVS	100%	10.3%	74.2%

	545,667 SVS	*	*	*

Gerald W. Schwartz(2) Toronto, Ontario	18,946,368 MVS	100%	10.3%	74.2%

	666,324 SVS	*	*	*

Mackenzie Financial Corporation(3) Toronto, Ontario	28,319,093 SVS	17.2%	15.4%	4.4%

Letko, Brosseau & Associates Inc.(4) Montréal, Québec	17,500,848 SVS	10.6%	9.5%	2.7%

*
Less than 1%.

(1)
The number of shares beneficially owned, or controlled or directed, directly or indirectly, by Onex Corporation ("Onex") includes 945,010 MVS held by a wholly-owned subsidiary of Onex, 119,495 SVS held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of employees of Celestica pursuant to Celestica's employee share purchase plan and 102,597 SVS directly or indirectly held by certain officers of Onex, which Onex or such other person has the right to vote.

(2)
The number of shares beneficially owned, or controlled or directed, directly or indirectly, by Mr. Schwartz includes 120,657 SVS owned by a company controlled by Mr. Schwartz and all of the 18,946,368 MVS and 545,667 SVS beneficially owned, or controlled or directed, directly or indirectly, by Onex, of which 688,807 SVS are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex and of which 119,495 SVS are held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of employees of Celestica pursuant to Celestica's employee share purchase plan. Mr. Schwartz is a director of the Corporation and the Chairman of the Board and Chief Executive Officer of Onex, and owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, under applicable securities laws, Mr. Schwartz is deemed to be the beneficial owner of the Celestica shares owned by Onex; Mr. Schwartz has advised the Corporation, however, that he disclaims any rights of such beneficial ownership of the shares held by Onex and the shares held in trust for Celestica Employee Nominee Corporation.

(3)
This information reflects share ownership as of November 30, 2012 and is based on the alternative monthly report (pursuant to National Instrument 62-103 of the Canadian Securities Administrators) filed under the Corporation's profile on www.sedar.com by Mackenzie Financial Corporation on December 7, 2012.

(4)
This information reflects share ownership as of December 31, 2012 and is based on the alternative monthly report (pursuant to National Instrument 62-103 of the Canadian Securities Administrators) filed under the Corporation's profile on www.sedar.com by Letko, Brosseau & Associates Inc. on January 9, 2013.

Agreement for the Benefit of Holders of SVS

Onex, which beneficially owns, controls or directs, directly or indirectly, all of the outstanding MVS, has entered into an agreement with the Corporation and with Computershare Trust Company of Canada, as trustee for the benefit of the holders of the SVS, for the purpose of ensuring that the holders of the SVS will not be deprived of any rights under applicable take-over bid legislation to which they would be otherwise entitled in the event of a take-over bid (as that term is defined in applicable securities legislation) if MVS and SVS were of a single class of shares. Subject to certain permitted forms of sale, such as identical or better offers to all holders of SVS, Onex has agreed that it, and any of its affiliates that may hold MVS from time to time, will not sell any MVS, directly or indirectly, pursuant to a take-over bid (as that term is defined under applicable securities legislation) under circumstances in which any applicable securities legislation would have required the same offer or a follow-up offer to be made to holders of SVS if the sale had been a sale of SVS rather than MVS, but otherwise on the same terms.

The articles of the Corporation provide "coat-tail" protection to the holders of the SVS by providing that the MVS will be converted automatically into SVS upon any transfer thereof, except (a) a transfer to Onex or any affiliate of Onex, or (b) (i) a transfer of 100% of the outstanding MVS to a purchaser who also has offered to purchase all of the outstanding SVS for a per share consideration identical to, and otherwise on the same terms as, that offered for the MVS, and (ii) the MVS held by such purchaser thereafter shall be subject to the provisions relating to conversion as if all references to Onex were references to such purchaser. In addition, if (a) any holder of any MVS ceases to be an affiliate of Onex, (b) Onex and its affiliates cease to have the right, in all cases, to exercise the votes attached to, or to direct the voting of, any of the MVS held by Onex and its affiliates, or (c) the number of MVS represents less than 5% of the aggregate number of the outstanding MVS and SVS, such MVS shall convert automatically into SVS on a one-for-one basis. See footnote 2 to Item 7A of the Corporation's Annual Report on Form 20-F.

INFORMATION RELATING TO OUR DIRECTORS

Election of Directors

The eight individuals listed herein are being recommended for election as directors of the Corporation, as the current term of office for each director expires at the close of the Meeting. If elected, they will hold office until the close of the next annual meeting of shareholders or until their successors are elected or appointed, unless such office is earlier vacated in accordance with the Corporation's by-laws. All of the proposed nominees are currently directors of the Corporation. The articles of the Corporation provide for a minimum of three and a maximum of twenty directors. The Board of Directors has the authority to set the number of directors of the Corporation to be elected at the Meeting and has set that number at eight.

The Corporation has a retirement policy which provides that a director shall not stand for re-election after his or her 75th birthday.

Unless authority to do so is withheld, proxies given pursuant to this solicitation by the management of the Corporation will be voted in favour of each of the proposed nominees listed below for election as directors. Management of the Corporation does not contemplate that any of the nominees will be unable, or for any reason unwilling, to serve as a director, but if that should occur for any reason prior to their election, the proxy nominees may, in their discretion, nominate and vote for another nominee.

    Majority Voting Policy

The Board has adopted a policy that requires, in an uncontested election of directors, that shareholders will be able to vote in favour of, or to withhold from voting, separately for each director nominee. If, with respect to any particular nominee, other than the controlling shareholder or a representative of the controlling shareholder, the number of shares withheld from voting by shareholders other than the controlling shareholder and its associates exceeds the number of shares that are voted in favour of the nominee, then the Board shall determine, and in so doing shall give due weight to the rights of the controlling shareholder, whether to require the nominee to resign from the Board. If the Board determines that such a nominee should resign, the nominee shall resign and the Board shall accept the resignation. It is expected that such a determination by the Board shall be made, and announced, within 90 days after the applicable shareholders' meeting. Subject to any corporate law restrictions, the Board may leave any resultant vacancy unfilled until the next annual shareholders' meeting or it may fill the vacancy through the appointment of a new director whom the Board considers would merit the confidence of the shareholders or it may call a special meeting of shareholders at which there shall be presented a nominee or nominees to fill the vacant position or positions.

    Nominees for Election as Director

The following tables set out certain information with respect to the nominees, including their municipalities of residence; their ages; the year from which each has continuously served as a director of the Corporation; all positions and offices held by them with the Corporation or any of its significant affiliates; their present principal occupations, businesses and employments; and other public corporations of which they are directors. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any one of the nominees has been nominated.

For a description of the number of shares, options and deferred share units ("DSUs") beneficially owned, directly or indirectly, or over which control or direction is exercised by the Corporation's directors, and a description of the DSUs, see Information Relating to Our Directors — Directors' Ownership of Securities on page 13 of this Circular and Information Relating to Our Directors — Director Compensation on page 10 of this Circular. In the case of shares, options, restricted share units ("RSUs") and performance share units ("PSUs") beneficially owned, directly or indirectly, or over which control or direction is exercised by Mr. Muhlhauser, and for a description of the RSUs and PSUs, see Compensation of Named Executive Officers — Option-Based and Share-Based Awards on page 33 of this Circular and Compensation of Named Executive Officers — Equity Compensation Plans on page 36 of this Circular. In the case of securities of the Corporation owned, directly or indirectly, by Mr. Schwartz and his associates and affiliates, also see Principal Holders of Voting Shares on page 5 of this Circular.

Name of Nominee	Age	Director Since

Dan DiMaggio Duluth, Georgia	62	2010
United States

	Mr. DiMaggio is a corporate director. Prior to retiring in 2006, he spent 35 years with United Parcel Services ("UPS"), most recently as Chief Executive Officer of the UPS Worldwide Logistics Group. Prior to leading UPS' Worldwide Logistics Group, Mr. DiMaggio held a number of positions at UPS with increasing responsibility, including leadership roles for the UPS International Marketing Group, as well as the Industrial Engineering function. In addition to his senior leadership roles at UPS, Mr. DiMaggio was a member of the board of directors of Greatwide Logistics Services, Inc. and CEVA Logistics. Mr. DiMaggio was serving as a director of Greatwide Logistics Services, Inc., a privately held company, when that entity filed for bankruptcy in 2008. He holds a Bachelor of Science degree from the Lowell Technological Institute (now the University of Massachusetts Lowell).
	Mr. DiMaggio sits on the Audit, Compensation, and Nominating and Corporate Governance Committees.

Name of Nominee	Age	Director Since

William A. Etherington Toronto, Ontario	71	2001
Canada

	Mr. Etherington is a corporate director. In addition to being the Chairman of the Board of Celestica, he is also a director of Onex and of SS&C Technologies Inc., each of which is a public corporation, and of St. Michael's Hospital. He is a former director and non-executive Chairman of the board of directors of the Canadian Imperial Bank of Commerce. In 2001, Mr. Etherington retired as Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation, and as Chairman, President and Chief Executive Officer of IBM World Trade Corporation. He holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.
	Mr. Etherington sits on the Audit, Compensation, and Nominating and Corporate Governance (Chair) Committees.

Laurette Koellner Merritt Island, Florida	58	2009
United States

	Ms. Koellner is the Executive Chairman of International Lease Finance Corporation ("ILFC"), an indirect wholly owned subsidiary of American International Group and the world's largest aircraft lessor. She retired as President of Boeing International, a division of The Boeing Company (an aerospace company), in 2008. Prior to May 2006, she was President of Connexion by Boeing and prior to that was a member of the Office of the Chairman and served as the Executive Vice President, Internal Services, Chief Human Resources and Administrative Officer, President of Shared Services, as well as Corporate Controller for The Boeing Company. In addition to acting as chair of the board of directors of ILFC, Ms. Koellner currently serves on the board of directors and is the Chair of the Audit Committee of Hillshire Brands Company (formerly Sara Lee Corporation), a public corporation. She is also a member of the Council on Foreign Relations and a member of the University of Central Florida Dean's Executive Council. She holds a Bachelor of Science degree in Business Management from the University of Central Florida and a Masters of Business Administration from Stetson University. She holds a Certified Professional Contracts Manager designation from the National Contracts Management Association.
	Ms. Koellner sits on the Audit (Chair), Compensation, and Nominating and Corporate Governance Committees.

Craig H. Muhlhauser Princeton, New Jersey	64	2007
United States

	Mr. Muhlhauser is President and Chief Executive Officer of the Corporation. Prior to his current position, he was President and Executive Vice President of Worldwide Sales and Business Development. Before joining the Corporation in May 2005, Mr. Muhlhauser was the President and Chief Executive Officer of Exide Technologies. He was serving as President of Exide Technologies when that entity filed for bankruptcy in 2002, was named Chief Executive Officer of Exide Technologies shortly thereafter and successfully led the company out of bankruptcy protection in 2004. Prior to that, he held the role of Vice President, Ford Motor Company and President, Visteon Automotive Systems. Throughout his career, he has worked in a range of industries spanning the consumer, industrial, communications, utility, automotive and aerospace and defense sectors. He was a director of Intermet Corporation, a privately held company, which filed for bankruptcy in the U.S. in August 2008 and emerged from Chapter 11 protection in September 2009. He holds a Master of Science degree in Mechanical Engineering and a Bachelor of Science degree in Aerospace Engineering from the University of Cincinnati.
	Mr. Muhlhauser does not sit on any committees of the Board of Directors of the Corporation.

Name of Nominee	Age	Director Since

Joseph M. Natale Mississauga, Ontario	48	2012
Canada

	Mr. Natale joined Telus Corporation (an integrated telecommunication services company), a public company, in 2003 and is currently Executive Vice President and Chief Commercial Officer, a position he has held since May 2010. Prior to 2003, Mr. Natale held successive senior leadership roles within KPMG Consulting, which he joined after it acquired the company he co-founded, PNO Management Consultants Inc., in 1997. Mr. Natale served on the board of directors of KPMG Canada in 1998 and 1999. Mr. Natale is a member of the board of directors of Soulpepper Theatre and acted as Telecommunications Chair for United Way Toronto's 2011 Campaign Cabinet. He is a past recipient of Canada's Top 40 Under 40 Award and holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Waterloo.
	Mr. Natale sits on the Audit, Compensation, and Nominating and Corporate Governance Committees.

Eamon J. Ryan Toronto, Ontario	67	2008
Canada

	Mr. Ryan is a corporate director. He is the former Vice President and General Manager, Europe, Middle East and Africa for Lexmark International Inc., a publicly traded company. Prior to that, he was the Vice President and General Manager, Printing Services and Solutions Manager, Europe, Middle East and Africa. Mr. Ryan joined Lexmark International Inc. in 1991 as the President of Lexmark Canada. Prior to that, he spent 22 years at IBM Canada, where he held a number of sales and marketing roles in its Office Products and Large Systems divisions. Mr. Ryan's last role at IBM Canada was Director of Operations for its Public Sector, a role he held from 1986 to 1990. He holds a Bachelor of Arts degree from the University of Western Ontario.
	Mr. Ryan sits on the Audit, Compensation (Chair), and Nominating and Corporate Governance Committees.

Gerald W. Schwartz Toronto, Ontario	71	1998
Canada

	Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex, a public corporation. Mr. Schwartz was inducted into the Canadian Business Hall of Fame in 2004 and was appointed as an Officer of the Order of Canada in 2006. He is also an honorary director of the Bank of Nova Scotia and is a director of Indigo Books & Music Inc., each of which is a public corporation. Mr. Schwartz is Vice Chairman of Mount Sinai Hospital and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration, a Doctor of Laws (Hon.) from St. Francis Xavier University and a Doctor of Philosophy (Hon.) from Tel Aviv University.
	Mr. Schwartz does not sit on any committees of the Board of Directors of the Corporation.

Name of Nominee	Age	Director Since

Michael Wilson Bragg Creek, Alberta	61	2011
Canada

	Mr. Wilson is the President and Chief Executive Officer of Agrium Inc. (an agricultural crop inputs company), a public company, and has over 30 years of international and executive management experience. Prior to joining Agrium Inc., Mr. Wilson served as President of Methanex Corporation, a public company, and held various senior positions in North America and Asia during his 18 years with The Dow Chemical Company, also a public company. Mr. Wilson also serves on Agrium Inc.'s board of directors and is the Chair of Canpotex Ltd. and the Calgary Prostate Cancer Foundation. Additionally, he is currently a director of the International Plant Nutrient Institute, The Fertilizer Institute, the Alberta Economic Development Authority and Finning International Inc., a public company. He holds a degree in Chemical Engineering from the University of Waterloo.
	Mr. Wilson sits on the Audit, Compensation and Nominating and Corporate Governance Committees.

    Interlocking Directorships

None of the directors of the Corporation serve together as directors of other corporations other than Messrs. Schwartz and Etherington who serve together on the board of directors of Onex.

Director Compensation

Director compensation is set by the Board on the recommendation of the Compensation Committee and in accordance with director compensation guidelines established by the Nominating and Corporate Governance Committee. Under these guidelines, the Board seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies. The Compensation Committee engaged Towers Watson Inc. (the "Compensation Consultant") to provide benchmarking information in this regard (see page 19 of this Circular for a discussion regarding the role of the Compensation Consultant). In 2011, the Compensation Consultant conducted a competitive review of director compensation drawing a comparator group comprised of similarly-sized technology companies. Based on the results of the review, the Compensation Committee determined that the current structure and levels of the Corporation's director compensation remained competitive and no adjustments were required. As director compensation does not tend to vary greatly from year-to-year, the Board has determined that a competitive review of director compensation every two years is generally considered to be sufficient. The Compensation Committee anticipates conducting a competitive review of director compensation in 2013. The director compensation guidelines also contemplate that at least half of each director's annual retainer and meeting fees be paid in DSUs. Each DSU represents the right to receive one SVS or an equivalent value in cash when the director both (a) ceases to be a director of the Corporation and (b) is not an employee of the Corporation or a director or employee of any corporation that does not deal at arm's length with the Corporation (collectively, "Retires").

    2012 Fees

The following table sets out the annual retainers and meeting fees payable in 2012 to the Corporation's directors, other than Mr. Muhlhauser, President and Chief Executive Officer of the Corporation, whose compensation is set out in Table 13 of this Circular.

Table 2: Retainers and Meeting Fees for 2012

Annual Retainer for Chairman(1)	$130,000

Annual Board Retainer (for directors other than the Chairman)	$65,000

Annual Retainer for Audit Committee Chair	$20,000

Annual Retainer for Compensation Committee Chair	$10,000

Annual Retainer for Executive Committee Chair(2)	$10,000

Board and Committee Per Day Meeting Fee(3)	$2,500

Travel Fee(4)	$2,500

Annual DSU Grant (for directors other than the Chairman)	$120,000

Annual DSU Grant — Chairman	$180,000

(1)
The Chairman of the Board also served as the Chair of the Nominating and Corporate Governance Committee, for which no additional fee is paid.

(2)
The Board determined effective April 23, 2012 that the Executive Committee would no longer be a standing committee of the Board.

(3)
Attendance fees are paid per day of meetings, regardless of whether a director attends more than one meeting in a single day.

(4)
The travel fee is available only to directors who travel outside of their home state or province to attend a Board or Committee meeting.

    DSUs

Directors receive half of their annual retainer and meeting fees (or all of such retainer and fees, if they so elect) in DSUs. Each DSU represents the right to receive one SVS or an equivalent value in cash when the director Retires. The date used in valuing the DSUs for payment is the date that is 45 days following the date on which the director Retires, or as soon as practicable thereafter. DSUs are redeemed and payable on or prior to the 90th day following the date on which the director Retires.

The number of DSUs granted in lieu of cash meeting fees is calculated by dividing the cash fee that would otherwise be payable by the closing price of SVS on the New York Stock Exchange (the "NYSE") on the last business day of the quarter in which the applicable meeting occurred. In the case of annual retainer fees, the number of DSUs granted is calculated by dividing the cash amount that would otherwise be payable quarterly by the closing price of SVS on the NYSE on the last business day of the quarter.

Directors also receive annual grants of DSUs. In 2012, each director receiving a retainer received an annual grant of $120,000 in value of DSUs, except for the Chairman, who received an annual grant of $180,000. The number of DSUs granted is calculated by dividing the cash amount that would otherwise be payable quarterly by the closing price of SVS on the NYSE on the last business day of the quarter.

Eligible directors also receive an initial grant of DSUs when they are appointed to the Board. Currently, the initial grant is equal to the value of the annual DSU grant multiplied by 150% and divided by the closing price of SVS on the NYSE on the last business day of the fiscal quarter immediately preceding the date when the individual becomes an eligible director. If an eligible director Retires within a year of becoming an eligible director, all of the DSUs comprising the initial grant are forfeited and cancelled. If an eligible director Retires less than two years but more than one year after becoming an eligible director, then two-thirds of the DSUs comprising the initial grant are forfeited and cancelled. If an eligible director Retires within three years but more than two years after becoming an eligible director, then one-third of the DSUs comprising the initial grant are forfeited and cancelled. Forfeiture does not apply if a director Retires due to a change of control of the Corporation.

Mr. Natale received an initial grant of $180,000 in value of DSUs upon his appointment to the Board on January 25, 2012.

Directors' Fees Earned in 2012

The compensation paid in 2012 by the Corporation to its directors is set out in Table 3, except for Mr. Muhlhauser, President and Chief Executive Officer of the Corporation, whose compensation is set out in Table 13 of this Circular.

Table 3: Director Fees Earned in 2012

Name	Board Annual Retainer (a)	Chairman Annual Retainer (b)		Committee Chair Annual Retainer (c)		Total Meeting Attendance Fees (d)(1)	Total Annual Retainer and Meeting Fees Payable ((a)+(b)+(c)+(d)) (e)	Portion of Fees Applied to DSUs and Value of DSUs(2) (f)	Annual DSU Grant (#) and Value of DSUs(2) (g)	Initial DSU Grant (#) and Value of DSUs (h)	Total ((e)+(g)+(h))

Dan DiMaggio	$65,000	—		—		$37,500	$102,500	100%/$102,500	15,150/$120,000	—	$222,500

William A. Etherington	$20,357	$89,286	(3)	$3,132	(3)	$27,500	$140,275	100%/$140,275	20,634/$161,208	—	$301,483

Laurette Koellner	$65,000	—		$13,736	(4)	$37,500	$116,236	50%/$58,118	15,150/$120,000	—	$236,236

Joseph M. Natale(5)	$65,000	—		—		$25,000	$90,000	100%/$90,000	15,150/$120,000	24,557/ $180,000	$390,000

Eamon J. Ryan	$65,000	—		$6,868	(6)	$27,500	$99,368	100%/$99,368	15,150/$120,000	—	$219,368

Gerald W. Schwartz(7)	—	—		—		—	—	—	—	—	—

Michael Wilson	$65,000	—		—		$37,500	$102,500	100%/$102,500	15,150/$120,000	—	$222,500

Robert L. Crandall	—	$40,714	(8)	$9,396	(8)	$20,000	$70,110	100%/$70,110	6,267/$56,374	—	$126,484

(1)
Includes travel fees payable to directors.

(2)
The annual retainer, meeting fees and annual grant for 2012 were paid quarterly and the number of DSUs granted in respect of the amounts paid quarterly for each such item was determined using the closing prices of SVS on the NYSE on the last business day of each quarter, which were $9.57 on March 30, 2012, $7.26 on June 29, 2012, $7.14 on September 28, 2012 and $8.15 on December 31, 2012.

(3)
Mr. Etherington was appointed Chairman of the Board effective April 24, 2012 and received a prorated chairman annual retainer for 2012. Mr. Etherington resigned as the Chair of the Compensation Committee effective April 23, 2012 and received a prorated committee chair annual retainer. Mr. Etherington was appointed the Chair of the Nominating and Corporate Governance Committee effective April 24, 2012, but does not receive a committee chair annual retainer in such capacity.

(4)
Ms. Koellner was appointed the Chair of the Audit Committee effective April 24, 2012 and received a prorated committee chair annual retainer for 2012.

(5)
Mr. Natale was appointed to the Board on January 25, 2012 and was appointed to each of the Audit, Compensation, and Nominating and Corporate Governance Committees effective April 23, 2012.

(6)
Mr. Ryan was appointed Chair of the Compensation Committee effective April 24, 2012 and received a prorated committee chair annual retainer for 2012.

(7)
Mr. Schwartz is an officer of Onex and did not receive any compensation in his capacity as a director of the Corporation in 2012. However, Onex did receive compensation for providing the services of Mr. Schwartz as a director pursuant to a Services Agreement between the Corporation and Onex initially entered into on January 1, 2009. The initial term of the Services Agreement was one year and the agreement automatically renews for successive one-year terms unless either the Corporation or Onex provide notice of intent not to renew. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one MVS of Celestica or any successor company or (b) the date Mr. Schwartz ceases to be a director of Celestica, for any reason. Onex receives compensation under the Services Agreement in an amount equal to $200,000 per year, payable in DSUs in equal quarterly installments in arrears. The number of DSUs is determined using the closing price of the SVS on the NYSE on the last day of the fiscal quarter in respect of which the installment is to be paid.

(8)
Mr. Crandall was Chairman of the Board and Chair of each of the Audit Committee, Executive Committee and the Nominating and Corporate Governance Committee from January 1, 2012 through April 23, 2012. Mr. Crandall did not stand for re-election to the Board of Directors at the Corporation's annual meeting held on April 24, 2012, having passed the age of retirement provided for in the Corporation's Corporate Governance Guidelines. Accordingly, Mr. Crandall's chairman annual retainer and committee chair annual retainer for each of the Audit Committee and the Executive Committee were prorated for 2012. No additional fees were payable to him as Chair of the Executive Committee and the Nominating and Corporate Governance Committee during 2012.

The total annual retainer and meeting fees earned by the Board in 2012 were $720,989. In addition, total annual grants of DSUs in the amount of $817,582, and an initial grant of DSUs in the amount of $180,000 were issued in 2012.

Directors' Ownership of Securities

    Outstanding Option-Based and Share-Based Awards

In 2005, the Corporation amended its Long-Term Incentive Plan ("LTIP") to prohibit the granting of options to acquire SVS to directors. Table 4 sets out information relating to option grants to directors that were made between 1998 and 2004 and which remain outstanding. All options were granted with an exercise price set at the closing market price on the business day prior to the date of the grant. Exercise prices range from $10.62 to $18.25. Options vest over three or four years and expire after ten years. The final grant of options occurred on May 10, 2004; those options will expire on May 10, 2014. Mr. Schwartz, as an employee of Onex during that period, was not granted options. Messrs. DiMaggio, Natale, Ryan and Wilson and Ms. Koellner, all of whom became directors after May 2004, have not been granted any options under the LTIP.

DSUs that were granted prior to January 1, 2007 may be paid out in the form of SVS issued from treasury, SVS purchased in the open market, or an equivalent value in cash. DSUs granted after January 1, 2007 may only be satisfied in the form of SVS purchased in the open market or an equivalent value in cash. The total number of DSUs outstanding for each director is included in Table 4 under the column "Share-Based Awards".

The following table sets out information concerning all option-based and share-based awards of the Corporation outstanding as of December 31, 2012 (this includes awards granted before the most recently completed financial year) for each director proposed for election at the Meeting (other than Mr. Muhlhauser, whose information is set out in Table 14 of this Circular).

Table 4: Outstanding Option-Based and Share-Based Awards

	Option-Based Awards(1)				Share-Based Awards(2)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Outstanding DSUs (#)	Payout Value of Outstanding DSUs ($)

Dan DiMaggio	—	—	—	—	89,469	$729,172

William A. Etherington
Apr. 18, 2003	5,000	$10.62	Apr. 18, 2013	—	—	—
May 10, 2004	5,000	$18.25	May 10, 2014	—	—	—
—	—	—	—	—	227,609	$1,855,013

Laurette Koellner	—	—	—	—	107,956	$879,841

Joseph M. Natale	—	—	—	—	50,922	$415,014

Eamon J. Ryan	—	—	—	—	146,956	$1,197,691

Gerald W. Schwartz(3)	—	—	—	—	—	—

Michael Wilson	—	—	—	—	60,474	$492,863

(1)
All option-based awards have vested.

(2)
Represents all outstanding DSUs. The payout value of such share-based awards was determined using a share price of $8.15, which was the closing price of the SVS on the NYSE on December 31, 2012.

(3)
Mr. Schwartz did not have any option-based or share-based awards of the Corporation outstanding as of December 31, 2012; however, 688,807 SVS are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex.

    Directors' Equity Interest

The following table sets out, for each director proposed for election at the Meeting, such director's direct or indirect beneficial ownership of, or control or direction over, equity in the Corporation, and any changes therein since February 22, 2012.

Table 5: Equity Interest Other than Options and Outstanding Share-Based Awards(1)(3)

Name	Date	SVS #	Market Value*

Dan DiMaggio	Feb. 22, 2012	—
	Feb. 15, 2013	—	—
	Change	—

William A. Etherington	Feb. 22, 2012	10,000
	Feb. 15, 2013	10,000	$79,900

Laurette Koellner	Feb. 22, 2012	—	—
	Feb. 15, 2013	—
	Change	—

Craig H. Muhlhauser	Feb. 22, 2012	865,512	$7,714,257
	Feb. 15, 2013	965,489
	Change	99,977

Joseph M. Natale	Feb. 22, 2012	—	—
	Feb. 15, 2013	—
	Change	—

Eamon J. Ryan	Feb. 22, 2012	—	—
	Feb. 15, 2013	—
	Change	—

Gerald W. Schwartz(2)	Feb. 22, 2012	690,337	$5,323,929
	Feb. 15, 2013	666,324
	Change	(24,013)

Michael Wilson	Feb. 22, 2012	—
	Feb. 15, 2013	—	—
	Change	—

*
Based on the NYSE closing share price of $7.99 on February 15, 2013.

(1)
Information as to securities beneficially owned, or controlled or directed, directly or indirectly, is not within the Corporation's knowledge and therefore has been provided by each nominee.

(2)
As described in note 2 to Table 1, Mr. Schwartz is deemed to be the beneficial owner of the 18,946,368 MVS owned by Onex, which have a market value of $151,381,480 as of February 15, 2013. Mr. Schwartz is also the beneficial owner, directly or indirectly, of 100,000 multiple voting shares of Onex and 21,108,018 subordinate voting shares of Onex as of February 15, 2013.

(3)
William A. Etherington also owns 10,000 subordinate voting shares of Onex. Other than Mr. Schwartz and Mr. Etherington, no other director of the Corporation owns shares of Onex.

    Shareholding Requirements

The Corporation has minimum shareholding requirements for directors who are not employees or officers of the Corporation or Onex (the "Guideline"). The Guideline provides that such a director who has been on the Board:

  •
  for five years or more must hold securities of the Corporation having a market value of at least five times that director's then applicable annual retainer and, after such level of ownership has been obtained, shall continue to invest a significant portion of the annual retainer in securities of the Corporation;

  •
  for two years or more (but less than five years) must hold securities of the Corporation having a market value of at least three times that director's then applicable annual retainer;

  •
  for one year or more (but less than two years) must hold securities of the Corporation having a market value at least equal to that director's then applicable annual retainer; and

  •
  for less than a year is encouraged, but not required, to hold securities of the Corporation.

Although directors will not be deemed to have breached the Guideline by reason of a decrease in the market value of the Corporation's securities, the directors are required to purchase further securities within a reasonable period of time to comply with the Guideline. Each director's holdings of securities, which for the purposes of the Guideline include all SVS and DSUs, are reviewed annually each year on December 31. The following table sets out, for each director proposed for election at the Meeting, whether such director was in compliance with the Guideline as of December 31, 2012.

Table 6: Shareholding Requirements

	Shareholding Requirements
Director
	Target Value as of December 31, 2012	Value as of December 31, 2012(1)	Met Target as of December 31, 2012

Dan DiMaggio	$195,000	$729,172	Yes

William A. Etherington	$650,000	$1,936,513	Yes

Laurette Koellner	$255,000	$879,841	Yes

Craig H. Muhlhauser(2)	N/A	N/A	N/A

Joseph M. Natale(3)	N/A	N/A	N/A

Eamon J. Ryan	$225,000	$1,197,691	Yes

Gerald W. Schwartz(4)	N/A	N/A	N/A

Michael Wilson	$65,000	$492,863	Yes

(1)
The value of the aggregate number of SVS and DSUs held by each director is determined using a share price of $8.15, which was the closing price of the SVS on the NYSE on December 31, 2012.

(2)
Mr. Muhlhauser, as an officer of the Corporation, is not subject to the minimum shareholding requirements of the Guideline applicable to directors. See Executive Share Ownership on page 44 of this Circular for share ownership guidelines applicable to Mr. Muhlhauser in his role as President and Chief Executive Officer of the Corporation.

(3)
Mr. Natale was appointed to the Board on January 25, 2012. As he has been a director for less than a year, he is not yet subject to the minimum shareholding requirements of the Guideline.

(4)
Mr. Schwartz, as an officer of Onex, is not subject to the minimum shareholding requirements of the Guideline applicable to directors of the Corporation.

Attendance of Directors at Board and Committee Meetings

The following table sets forth the attendance of directors at Board and Committee meetings from the beginning of 2012 to February 15, 2013.

Table 7: Directors' Attendance at Board and Committee Meetings

				Nominating and Corporate Governance	Meetings Attended %
Director	Board	Audit	Compensation		Board	Committee

Dan DiMaggio	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%

William A. Etherington	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%

Laurette Koellner	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%

Craig H. Muhlhauser	9 of 9	—	—	—	100%	—

Joseph M. Natale(1)	8 of 9	4 of 4	4 of 4	2 of 2	89%	100%

Eamon J. Ryan	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%

Gerald W. Schwartz	8 of 9	—	—	—	89%	—

Michael Wilson	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%

(1)
Mr. Natale was appointed to each of the Audit, Compensation, and Nominating and Corporate Governance Committees effective April 23, 2012.

INFORMATION ABOUT OUR AUDITOR

    Appointment of Auditor

It is proposed that KPMG LLP ("KPMG") be appointed as the auditor of the Corporation to hold office until the close of the next annual meeting of shareholders. KPMG is the current auditor of the Corporation and was first appointed as auditor of the Corporation on October 14, 1997. The Audit Committee of the Board of Directors negotiates with the auditor of the Corporation on an arm's length basis in determining the fees to be paid to the auditor. Such fees have been based upon the complexity of the matters dealt with and the time expended by the auditor in providing services to the Corporation.

    Fees Paid to KPMG LLP

	Year Ended December 31 (in millions)

	2012	2011
Audit Services	$3.7	$3.6
Audit Related Services	$0.2	$0.4
Tax Services	$0.3	$0.4
Other	$0.1	—

Total	$4.3	$4.4

The Corporation's Audit Committee believes that the provision of the non-audit services is compatible with maintaining KPMG's independence. KPMG did not provide any financial information systems design or implementation services to the Corporation during 2012.

It is intended that, on any ballot relating to the appointment of the auditor, the shares represented by proxies in favour of the management nominees will be voted in favour of the appointment of KPMG as auditor of the Corporation to hold office until the next annual meeting of shareholders and the authorization of the Board of Directors to fix the remuneration to be paid to the auditor, unless authority to do so is withheld.

SAY-ON-PAY

    Say-on-Pay Policy

In October 2011, the Corporation determined that it would have an advisory vote on executive compensation starting at the 2012 annual meeting of shareholders. While this vote is non-binding, it gives shareholders an opportunity to provide important input to the Board. Shareholders will be asked at the Meeting to consider, and, if deemed advisable, adopt the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Corporation's information circular delivered in advance of the 2013 annual meeting of shareholders.

It is intended that, on any ballot relating to the advisory vote on executive compensation, the shares represented by proxies in favour of the management nominees will be voted in favour of the resolution, unless a vote "against" is indicated.

The Board of Directors will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether to significantly increase engagement with shareholders on compensation and related matters. The Corporation will disclose the results of the shareholder advisory vote as part of its report of voting results for the Meeting.

COMPENSATION COMMITTEE

The Corporation's Compensation Committee is currently comprised entirely of independent directors Eamon Ryan (Chair), Dan DiMaggio, William Etherington, Laurette Koellner, Joseph Natale and Michael Wilson. The Compensation Committee's purpose is to discharge the Board's responsibilities for executive and director compensation, including: (a) reviewing and approving the corporate goals and objectives relevant to the compensation of the Chief Executive Officer (the "CEO"), evaluating the CEO's performance in light of these goals and objectives, and setting the compensation of the CEO based on this evaluation; (b) approving executive compensation, incentive-based plans and equity-based plans; (c) producing compensation disclosure in public documents, including disclosure related to the Corporation's management information (proxy) circular, in accordance with applicable rules and regulations; and (d) reviewing, regularly, the risks associated with the Corporation's executive compensation policies and practices. The Compensation Committee is also responsible for: (a) approving and monitoring insider trading and share ownership policies; (b) reviewing succession planning for the CEO, all positions that report to the CEO and any other positions deemed by the CEO to be "mission critical", including development plans and career planning for potential successors to such positions; and (c) performing any other activities consistent with its mandate. See Statement of Corporate Governance Practices — Succession Planning on page A-7 of Schedule A to this Circular for further details.

All members of the Compensation Committee have direct experience that is relevant to their responsibilities relative to executive compensation and have skills and experience that contribute to the ability of the Compensation Committee to make decisions on the suitability of the Corporation's compensation policies and practices. Each member of the committee possesses significant knowledge in executive compensation matters gained from his or her experience as an executive in one or more major public corporations, as outlined in the biographies in Information Relating to Our Directors — Election of Directors — Nominees for Election as Director. This experience varies from director to director, but collectively includes having responsibility for the creation and implementation of executive compensation plans; participating in briefings from outside consultants retained by compensation committees with respect to executive compensation design, administration and governance; having responsibility for executive compensation decisions; and past service on the compensation committees of several other major public corporations. In addition, Mr. Etherington currently serves on the compensation and management resources committee of Onex and Ms. Koellner previously served on the compensation committee of AIG Corporation, both of which are public companies. Accordingly, the Corporation believes that its Compensation Committee is highly qualified to make decisions on the suitability of the Corporation's compensation policies and practices.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis sets out the policies of the Corporation for determining compensation paid to the Corporation's CEO, its current Chief Financial Officer ("CFO"), its former CFO and the three other most highly compensated executive officers (collectively, the "Named Executive Officers" or "NEOs"). A description and explanation of the significant elements of compensation awarded to the NEOs during 2012 is set out in the section Compensation Discussion and Analysis — 2012 Compensation Decisions on page 27 of this Circular.

Compensation Objectives

The Corporation's executive compensation philosophies and practices are designed to attract, motivate and retain the leaders who will drive the success of the Corporation. The Compensation Committee reviews compensation policies and practices every year, considers related risks and makes any adjustments it deems necessary to ensure the compensation policies are not reasonably likely to have a material adverse effect on the Corporation.

Compensation for executives is linked to the Corporation's performance. A comparator group of similarly sized technology companies (the "Comparator Group") is set out in Table 9. The Corporation benchmarks target compensation with reference to the median of the Comparator Group, with the opportunity for higher compensation for performance that exceeds the benchmark and lower compensation for performance that is below the benchmark.

The compensation package is designed to:

  •
  ensure executives are compensated fairly and in a way that does not result in the Corporation incurring undue risk or encouraging executives to take inappropriate risks;

  •
  provide competitive fixed compensation (i.e., base salary and benefits), as well as a substantial amount of at-risk pay through the annual and equity-based incentive plans;

  •
  reward executives, through both annual incentives and equity-based incentives, for achieving operational and financial results that meet or exceed the Corporation's business plan and that are superior to those of direct competitors in the electronics manufacturing services ("EMS") industry;

  •
  align the interests of executives and shareholders through equity-based compensation;

  •
  recognize that the executives work as a team to achieve corporate results; and

  •
  ensure direct accountability for the annual operating results and the long-term financial performance of the Corporation.

    Independent Advice

The Compensation Committee, which has the sole authority to retain and terminate a consulting firm, initially engaged the Compensation Consultant in October 2006 as its independent compensation consultant to assist in identifying appropriate comparator companies against which to evaluate the Corporation's compensation levels, to provide data about those companies, and to provide observations and recommendations with respect to the Corporation's compensation practices versus those of both the Comparator Group and the market in general.

The Compensation Consultant may also assist management to review and, where appropriate, develop and recommend compensation programs that will ensure the Corporation's practices are competitive with market practices. The Compensation Consultant also provides advice to the Compensation Committee on the policy recommendations prepared by management and keeps the Compensation Committee apprised of market trends in executive compensation. The Compensation Consultant attended portions of all Compensation Committee meetings held in 2012, in person or by telephone, as requested by the Chair of the Compensation Committee. At each of its meetings, the Compensation Committee holds in camera sessions with the Compensation Consultant and without any member of management being present.

Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by the Compensation Consultant.

Each year, the Compensation Committee reviews the scope of activities of the Compensation Consultant and, if it deems appropriate, approves the corresponding budget. The Compensation Consultant meets with the Chair of the Compensation Committee and management at least annually to identify any initiatives requiring external support as well as agenda items for each Compensation Committee meeting throughout the year. Any service in excess of $25,000 provided by the Compensation Consultant at the request of management not relating to executive compensation, must be pre-approved by the Chair of the Compensation Committee. In addition, any fee that will cause total non-executive compensation consulting fees to exceed an aggregate of $25,000 in a calendar year must also be pre-approved by the Compensation Committee.

Table 8: Fees of the Compensation Consultant

	Year Ended December 31
	2012			2011

Executive Compensation-Related Fees	C$	255,013	(1)	C$	273,907	(2)
All Other Fees(3)	C$	17,522		C$	18,007

(1)
Comprised of annual retainer fee of C$200,000 and fees related to performance share unit valuation, Celestica Team Incentive (CTI) plan design for executives and non-executives, long-term incentive plan design analysis for executives and non-executives, competitive benchmarking, compensation program risk assessment and ad hoc market research.

(2)
Comprised of annual retainer fee of C$185,000, performance share unit valuation and long-term incentive accounting analysis, CEO compensation under retirement/termination scenarios and relative pay-for-performance comparisons, executive promotions competitive data, relative cost of NEO compensation, and compensation program risk assessment.

(3)
Represents fees for non-executive compensation surveys.

    Compensation Process

The Compensation Committee reviews and approves compensation for the CEO and the other NEOs, including base salaries, annual incentive awards and equity-based incentive grants. The Committee evaluates the performance of the CEO relative to established objectives. The Committee reviews competitive data for the Comparator Group and consults with the Compensation Consultant before exercising its independent judgment to determine appropriate compensation levels. The CEO reviews the performance evaluations of the other NEOs with the Committee and provides compensation recommendations. The Committee considers these recommendations, reviews market compensation information, consults with the Compensation Consultant and exercises its independent judgment to determine if any adjustments are required prior to approval.

The Compensation Committee generally meets five times a year in January, April, July, October and December. At the July meeting, the Compensation Committee, based on recommendations from the Compensation Consultant, selects the comparator group that will be used for the compensation review. At the October meeting, the Compensation Consultant presents a competitive analysis of the total compensation for each of the NEOs, including the CEO, based on the established comparator group. Using this analysis, the Chief Legal and Administrative Officer (the "CLAO"), who has responsibility for Human Resources, and the CEO, together with the Compensation Consultant, develop base salary and equity-based incentive recommendations for the NEOs, except that the CEO and CLAO do not participate in the preparation of their own compensation recommendations. At the December meeting, preliminary compensation proposals for the NEOs for the following year are reviewed, including base salary recommendations and the value and mix of their equity-based incentives. By reviewing the compensation proposals in advance, the Compensation Committee is afforded sufficient time to discuss and provide input regarding proposed compensation changes prior to the January meeting at which time the Compensation Committee approves the compensation proposals, revised as necessary or appropriate based on input provided at the December meeting. Previous grants of equity-based awards and the current retention value of same are reviewed and may be taken into consideration when making the decision related to equity-based compensation. The CEO and the CLAO are not present at the Compensation Committee meetings when their respective compensation is discussed.

The foregoing process is also followed for determining the CEO's compensation except that the CLAO works with the Compensation Consultant to develop a proposal for base salary and equity-based incentive grants. The Compensation Committee then reviews the proposal with the Compensation Consultant in the absence of the CEO. At that time, the Compensation Committee also considers the potential value of the total compensation package for the CEO at different levels of performance and different stock prices to ensure that there is an appropriate link between pay and performance taking into consideration the range of potential total compensation.

Based on a management plan approved by the Board, the annual incentive plan targets are approved by the Compensation Committee at the beginning of the year. The Compensation Committee reviews the Corporation's performance relative to these targets and the projected payment at the October and December meetings. At the January meeting of the following year, final payments under the annual incentive plan, as well as the vesting percentages for any previously granted equity-based incentives that have performance vesting criteria, are calculated and approved by the Compensation Committee based on the Corporation's year-end results as approved by the Audit Committee. These amounts are then paid in February.

  Compensation Risk Assessment

The Compensation Committee, in accordance with its mandate, reviews the risks associated with the Corporation's compensation policies and practices on a regular basis.

In 2011, the Compensation Committee engaged the Compensation Consultant, to assist with a comprehensive risk assessment of compensation programs provided to the senior executive team, including the annual performance incentive and the Corporation's two long-term incentive plans. The compensation risk assessment included interviews with key Board and management representatives to (a) identify significant risks; (b) understand the role of compensation in supporting appropriate risk taking; and (c) understand how risk is governed and managed at the Corporation. The Compensation Consultant also reviewed documentation relating to the Corporation's risk factors and compensation governance processes and programs. The Corporation's executive compensation programs for the NEOs were reviewed against the Compensation Consultant's compensation risk assessment framework. Results of the review were presented to the Compensation Committee.

In April 2012, the Compensation Consultant provided the Compensation Committee with updates on current trends in executive compensation, including a review of Celestica's compensation policies and practices concerning risk oversight and risk management. In October 2012, the Compensation Consultant also made a presentation to the Compensation Committee on matters including compensation risk assessment.

The Corporation's compensation programs are designed with a balanced approach aligned with its business strategy and risk profile. A number of compensation practices have been implemented to mitigate potential compensation risk. Key risk-mitigating features in the Corporation's compensation governance processes and compensation structure include:

  •
  Compensation objectives.  The Corporation has formalized compensation objectives, discussed on page 18 of this Circular, to help guide compensation decisions and incentive design and to effectively support its pay-for-performance policy.

  •
  Annual review of incentive programs.  Each year, the Corporation reviews and sets performance measures and targets for the annual incentive plan and for PSU grants under Celestica's Share Unit Plan ("CSUP") that are aligned with the business plan and the Corporation's risk profile to ensure continued relevance and applicability. When new compensation programs are considered, they are stress-tested to ensure potential payouts would be reasonable within the context of the full range of performance outcomes. In particular, the CEO compensation is stress-tested annually.

  •
  External independent compensation advisor.  The Compensation Committee retains the services of an independent compensation advisor, to provide an external perspective of marketplace changes and best practices related to compensation design, governance, and compensation risk management.

  •
  Variable compensation mix.  For the NEOs, a significant portion of target total direct compensation is delivered through variable compensation (annual performance incentive and long-term, equity-based incentive plans). The majority of the value of target variable compensation is delivered through grants under long-term, equity-based incentive plans which are subject to time and/or performance vesting requirements. This mix provides a strong pay-for-performance relationship: it provides a competitive base level of compensation through salary, and mitigates the risk of encouraging the achievement of short-term goals at the expense of creating and sustaining long-term shareholder value as NEOs benefit if shareholder value increases over the long-term.

  •
  Incentive plan payouts capped.  The annual performance incentive has a maximum payout cap for executives of two times target. Two additional EBIAT (as defined in footnote 1 to Table 12) "gates" exist for any payout to occur under the annual incentive, and total EBIAT must be achieved for other measures to pay above target. The PSU payout factor is also capped at two times target.

  •
  Share ownership requirement.  The Corporation's share ownership guidelines require the CEO and Executive Vice Presidents to continue to hold a minimum amount of the Corporation's securities to align their interests with the long-term performance of the Corporation. This practice also mitigates against executives taking inappropriate or excessive risks to improve short term performance. In 2012, the Corporations' share ownership guidelines were also made applicable to Senior Vice Presidents.

  •
  Anti-hedging policy.  Executives and directors are prohibited from entering into speculative transactions and transactions designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation.

  •
  Clawback policy.  A clawback policy is in place for the CEO and CFO. In addition, all longer-term incentive awards made to NEOs may be subject to recoupment if certain employment conditions are breached.

  •
  Severance protection.  NEOs' entitlements on termination without cause are in part contingent on complying with confidentiality, non-solicitation and non-competition obligations (three year duration for the CEO, two years for other NEOs).

In performing its duties, the Compensation Committee considers the implications of the risks associated with the Corporation's compensation policies and practices. This includes: identifying any such policies or practices that encourage executive officers to take inappropriate or excessive risks, including those identified by the Canadian Securities Administrators ("CSA"); identifying risks arising from such policies and practices that are reasonably likely to have a material adverse effect on the Corporation; and considering the risk implications of the Corporation's compensation policies and practices and any proposed changes to them.

It is the Compensation Committee's view that the Corporation's compensation policies and practices do not encourage inappropriate or excessive risk-taking.

    Comparator Companies

The Compensation Committee benchmarks salary, annual incentive and equity-based incentive awards to those of the Comparator Group, which is comprised of companies in the technology sector that are of comparable size, scope, market presence and/or complexity to the Corporation. The revenues of the Comparator Group companies are generally in the range of half to twice the Corporation's revenues. Because of the international scope and the size of the Corporation, the Comparator Group is composed of companies with international operations, thus allowing the Corporation to offer its executives total compensation that is competitive in the markets in which it competes for talent. No changes were made to the 2012 Comparator Group from the prior year.

The following table, which was reviewed by the Compensation Committee at its July meeting, sets out the Corporation's 2012 Comparator Group companies.

Table 9: Comparator Group(1)

Company Name	2011 Annual Revenue (millions)	Company Name	2011 Annual Revenue (millions)

Advanced Micro Devices Inc.	$6,568	Plexus Corp.	$2,231
Agilent Technologies Inc.	$6,615	Sanmina-SCI Corp.	$6,602
Applied Materials Inc.	$10,517	Seagate Technology	$10,971
Benchmark Electronics, Inc.	$2,253	SanDisk Corp.	$5,662
Broadcom Corp.	$7,182	Texas Instruments Inc.	$13,735
Corning Inc.	$7,890	TE Connectivity Ltd. (formerly Tyco Electronics Ltd.)	$14,312
EMC Corp.	$20,008	Western Digital Corp.	$9,526
Flextronics International Ltd.(2)	$29,388
Harris Corp.	$5,925	25th Percentile	$5,126
Jabil Circuit Inc.	$16,519	50th Percentile	$6,899
Lexmark International Inc.	$4,173	75th Percentile	$11,662
Micron Technology Inc.	$8,788
Molex Inc.	$3,587
NCR Corp.	$5,443	Celestica Inc.	$7,213
NVIDIA Corp.(2)	$3,998	Percentile	52nd percentile

(1)
All data was provided by the Compensation Consultant and sourced by it from Standard & Poor's Capital IQ as at June 30, 2012.
(2)
Figures shown for these companies reflect fiscal 2012 revenue.

Additionally, broader market compensation survey data for other similarly-sized organizations provided by the Compensation Consultant is referenced in accordance with a process approved by the Compensation Committee. The Compensation Committee used such survey data, among other things, in making compensation decisions. In addition to the survey data, proxy disclosure of the Comparator Group companies for the most recently completed fiscal year was considered when determining compensation for the CEO and the other NEOs.

Compensation Hedging Policy

The Corporation has adopted a policy regarding executive officer and director hedging. The policy prohibits executives and directors from, among other things, entering into speculative transactions and transactions designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation. Accordingly, executives may not sell short, buy put options or sell call options on the Corporation's securities or purchase financial instruments (including prepaid variable contracts, equity swaps, collars or units of exchange funds) which hedge or offset a decrease in the market value of the Corporation's securities.

"Clawback" Provisions

The Corporation is subject to the "clawback" provisions of the Sarbanes-Oxley Act of 2002. Accordingly, if the Corporation is required to restate financial results due to misconduct or material non-compliance with financial reporting requirements, the CEO and CFO would be required to reimburse the Corporation for any bonuses or incentive-based compensation they had received during the 12-month period following the period covered by the restatement, as well as any profits they had realized from the sale of securities of the Corporation during that period.

Under the terms of the stock option grants and the grants made under the LTIP and the CSUP, an NEO may be required by the Corporation to repay an amount equal to the market value of the shares at the time of release, net of taxes, if, within 12 months of the release date, the executive:

  •
  accepts employment or accepts an engagement to supply services, directly or indirectly, to a third party, that is in competition with the Corporation or any of its subsidiaries; or

  •
  fails to comply with, or otherwise breaches, the terms and conditions of a confidentiality agreement or non-disclosure agreement with, or confidentiality obligations to, the Corporation or any of its subsidiaries; or

  •
  on his or her behalf or on another's behalf, directly or indirectly recruits, induces or solicits, or attempts to recruit, induce or solicit any current employee or other individual who is/was supplying services to the Corporation or any of its subsidiaries.

Executives who are terminated for cause also forfeit all unvested RSUs, PSUs and stock options as well as all vested and unexercised stock options.

Compensation Elements for the Named Executive Officers

The compensation of the NEOs is comprised of the following elements:

  •
  base salary;

  •
  annual incentives (Celestica Team Incentive Plan);

  •
  equity-based incentives (RSUs, PSUs and stock options);

  •
  benefits; and

  •
  perquisites.

    Weighting of Compensation Elements

The at-risk portion of total compensation has the highest weighting at the most senior levels. Annual and equity-based incentive plan rewards are contingent upon the Corporation's performance and ensure a strong alignment with shareholder interests. The target weighting of compensation elements for NEOs for 2012 is set out in the following table.

Table 10: Target Weighting of Compensation Elements

	Base Salary	Annual Incentive	Equity-based Incentives

CEO	14.8%	18.5%	66.7%

Executive Vice Presidents(1)	19.8%	15.8%	64.4%

(1)
The target weighting for the Executive Vice Presidents excludes Mr. Nicoletti, whose employment with the Corporation terminated effective December 28, 2012.

The Compensation Committee may exercise its discretion to either award compensation absent attainment of a relevant performance goal or similar condition, or to reduce or increase the size of any award or payout to any NEO. The Compensation Committee did not exercise such discretion in 2012 with respect to any NEO.

    Base Salary

The objective of base salary is to attract, reward and retain top talent. Executive positions are benchmarked against those in the Comparator Group, with base salary determined with reference to the market median of this group. Base salaries are reviewed annually and adjusted as appropriate, with consideration given to individual performance, relevant knowledge, experience and the executive's level of responsibility within the Corporation.

    Celestica Team Incentive Plan

The objective of the Celestica Team Incentive Plan ("CTI") is to reward all eligible employees, including the NEOs, for the achievement of annual corporate and individual goals and objectives. CTI awards for the NEOs are based on the achievement of pre-determined corporate and individual goals, and are paid in cash. Actual payouts can vary from 0% for performance below a threshold up to a maximum capped at 200% of the Target Award. Awards are determined in accordance with the following formula:

Business Results Factor: The Business Results Factor of CTI is based on certain corporate financial goals established at the beginning of the performance period and approved by the Compensation Committee and can vary from 0% to 200%.

Individual Performance Factor: Individual contribution is recognized through the individual performance factor of CTI ("IPF"). The IPF is determined through the annual performance review process and is based on an evaluation of the NEO's performance measured against specific criteria established at the beginning of each year. The criteria may include factors such as the NEO's individual performance relative to business results, teamwork and the executive's key accomplishments. The IPF can adjust the executive's actual award by a factor of between 0.0x and 2.0x (for exceptional performance).

Actual results relative to the targets, as described above, determine the amount of the annual incentive subject to the following: (i) a minimum corporate profitability threshold must be achieved to pay the business result component, and (ii) the maximum CTI payment is two times the target incentive.

Target Award: The Target Award is calculated as each NEO's Eligible Earnings (i.e., base salary) multiplied by the Target Incentive (expressed as a percentage of base salary in the applicable plan year).

    Equity-Based Incentives

The Corporation's equity-based incentives for the NEOs consist of RSUs, PSUs and stock options. The objectives of the equity-based incentive plans are to:

  •
  align the NEOs' interests with those of shareholders and incent appropriate behaviour for long-term performance;

  •
  reward contribution to the Corporation's long-term success; and

  •
  enable the Corporation to attract, motivate and retain the qualified and experienced employees who are critical to the Corporation's success.

At the December or January meeting, as the case may be, the Compensation Committee determines the dollar value and mix of the equity-based grants to be awarded to the NEOs based on the Comparator Group data analysis. On the grant date, the dollar value is converted into the number of units that will be granted using the closing price of the SVS on the day prior to the grant. The annual grants are made following the blackout period that ends 48 hours after the Corporation's year-end results have been released.

Target equity-based incentives are determined with reference to the median awards of the Comparator Group; however, consideration is given to individual performance when determining actual awards. The equity mix varies by employee level and targets a higher percentage of performance elements at the NEO level where there is a stronger influence on results. The mix of equity-based incentives is reviewed by the Compensation Committee each year.

The CEO has the discretion to issue equity-based awards throughout the year to attract new hires and to retain current employees within limits set by the Compensation Committee. The number of units available throughout the year for these grants is pre-approved by the Compensation Committee at the January meeting. Subject to the Corporation's blackout periods, these grants typically take place at the beginning of each month. Any such grants to NEOs must be reviewed with the Compensation Committee at the next meeting following such grant and in practice are reviewed in advance with the Chair of the Compensation Committee.

  RSUs

NEOs are granted RSUs under either the LTIP or the CSUP as part of the Corporation's annual grant. Each RSU entitles the holder to one SVS on the release date. The issuance of such shares may be subject to vesting requirements, including such time or other conditions as may be determined by the Board of Directors in its discretion. RSUs granted by the Corporation are generally released in one-third installments. The payout value of the award is based on the number of RSUs being released and the market price of the SVS at the time of release. The Corporation has the right to settle RSUs in either cash or SVS. See Compensation of Named Executive Officers — Equity Compensation Plans.

  PSUs

NEOs are granted PSUs under the CSUP. Each PSU entitles the holder to receive one SVS on the applicable release date. The issuance of such shares may be subject to vesting requirements, including any time-based conditions established by the Board of Directors at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the Compensation Committee. PSUs granted by the Corporation generally vest at the end of a three-year performance period subject to pre-determined performance criteria. The payout value of the award is based on the number of PSUs that vest and the market price of the SVS at the time of release. The Corporation has the right to settle the PSUs in either cash or SVS, provided that such SVS may not be issued from treasury. See Compensation of Named Executive Officers — Equity Compensation Plans — Celestica Share Unit Plan.

  Stock Options

Stock options are awarded under the LTIP. The exercise price of a stock option is the closing market price on the business day prior to the date of the grant. In determining the number of stock options to be granted, the

Corporation keeps within a maximum level for option "burn rate", which refers to the number of shares issuable pursuant to stock options granted under the LTIP in a given year relative to the total number of shares outstanding. Stock options granted by the Corporation generally vest at a rate of 25% annually on each of the first four anniversaries of the date of grant and expire after a ten year term. The plan is not an evergreen plan and no stock options have been re-priced.

    Other Compensation

  Benefits

NEOs participate in the Corporation's health, dental, pension, life insurance and long-term disability programs. Benefit programs are based on market median levels in the local geography.

  Perquisites

NEOs are entitled to a bi-annual comprehensive medical examination at a private health clinic. The Corporation also pays housing expenses for Mr. Muhlhauser in Toronto, travel costs between his home in New Jersey and Toronto, the services of a tax advisor and the associated tax equalization, if any.

2012 Compensation Decisions

Each element of compensation is considered independently of the other elements. However, the total package is reviewed to ensure that the median total compensation objective compared to the Comparator Group for median levels of corporate and individual performance is achieved.

    Comparator Companies and Market Positioning

Salary, target annual incentive and equity-based incentive grants for the NEOs were benchmarked with reference to the market median of the Comparator Group.

    Base Salary

The base salaries for the NEOs were reviewed taking into account individual performance and experience, level of responsibility and median competitive data.

Messrs. Muhlhauser and Andrade and Ms. DelBianco did not receive increases in 2012 as their existing base salaries were competitive with the Comparator Group. Mr. Nicoletti's annualized salary for 2012 was $550,000. Mr. Myers' annual salary was increased from $357,600 to $500,000 (approximately a 40% increase) at the time of his promotion to CFO on December 6, 2012. Although Mr. Andrade did not receive an increase, his annual base salary was converted from Canadian dollars to be set in U.S. dollars, at $413,000. The Compensation Committee granted an increase to Mr. McCaughey on September 10, 2012 to reflect the additional responsibilities he assumed for Managed Services. Mr. McCaughey's salary increased from $385,700 to $400,000 (approximately a 4% increase).

    Equity-Based Incentives

Equity grants to NEOs in respect of 2012 performance consisted of RSUs (40%), PSUs (35%) and stock options (25%). The number of RSUs and stock options issued under the LTIP and the number of PSUs issued under the CSUP to the NEOs was based on the closing price of the SVS on the NYSE on the day prior to the grant. See the discussion regarding Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives commencing on page 26 of this Circular for a general description of the process for determining the mix and amounts of these awards.

On January 28, 2013, the Corporation awarded equity-based compensation to the following NEOs in respect of their 2012 performance, as set forth in the table below.

Table 11: NEO Equity Awards

Name	RSUs (#)(1)(2)(3)	PSUs (#)(1)(4)	Stock Options (#)(1)	Value of LTIP Award

Craig H. Muhlhauser	218,447	191,141	301,655	$4,500,000

Darren Myers	72,816	63,714	100,552	$1,500,000

Michael Andrade(3)	81,016	59,466	93,848	$1,500,000

Michael McCaughey(3)	81,016	59,466	93,848	$1,500,000

Elizabeth L. DelBianco	69,175	60,528	95,524	$1,425,000

(1)
Grants were based on share price of $8.24, which was the closing price on the NYSE on January 25, 2013 and, with respect to stock options, a Black-Scholes factor of 0.4526.

(2)
The RSUs will be released in one-third installments.

(3)
Includes a grant of 13,055 RSUs made in 2012 upon Messrs. Andrade's and McCaughey's promotions to their current respective positions. The RSU grants were based on a share price of $7.66, which was the closing price on the NYSE on September 4, 2012.

(4)
The number of PSUs is included at 100% of target level of performance.

PSUs granted in 2013 in respect of 2012 NEO compensation vest at the end of a three-year performance period subject to pre-determined performance criteria. For such awards, each NEO is granted a target number of PSUs. The number of PSUs that will actually vest ranges from 0% to 200% of target and will be determined by Celestica's total shareholder return ("TSR") and Return on Invested Capital ("ROIC") ranking against five direct competitors in the EMS industry (Benchmark Electronics, Inc., Flextronics International Ltd., Jabil Circuit, Inc., Sanmina-SCI Corporation and Plexus Corp., collectively, the "EMS Competitors"). Of the target number of PSUs granted to each NEO, 60% will vest based on Celestica's TSR ranking and 40% will vest based on Celestica's ROIC ranking, each calculated as described below.

The PSUs that will vest based on Celestica's TSR ranking will be determined as follows:

  •
  Celestica's TSR will be ranked against that of each of the other EMS Competitors;

  •
  the percentage of PSUs that will vest and become payable on the applicable release date will correspond to Celestica's TSR ranking as set out in the table below;

  •
  if, however, any of the EMS Competitors has a TSR ranking that is within 500 basis points (+/-5%) of Celestica's TSR ranking, then the percentage of the target number that will vest will be the average of the percentages in the table below that correspond to the TSR ranking of each such EMS Competitor (for example, if Celestica's TSR was 50% with a TSR ranking of fifth and a EMS Competitor's TSR was 55% with a TSR ranking of fourth, 60% of the target number would vest (i.e., (40% + 80%)/2); and

  •
  if Celestica's TSR is less than 0%, then regardless of Celestica's TSR ranking amongst the EMS Competitors, the maximum number of PSUs that may vest and become payable on the applicable release date will be 100% of the target number.

Celestica's TSR Ranking	Percentage of target number that will vest

First	200%
Second	160%
Third	120%
Fourth	80%
Fifth	40%
Sixth	0%

The PSUs that will vest based on Celestica's ROIC Ranking will be determined as follows:

Celestica's ROIC Ranking	Percentage of target number that will vest

Highest (First)	200%
Between Median and Highest	Prorated between 100% and 200%
Median (Average of third and fourth)	100%
Between Lowest and Median	Prorated between 0% and 100%
Lowest (Sixth)	0%

The value of the stock options granted on January 28, 2013 in respect of 2012 performance was determined at the January meeting of the Compensation Committee. The number of stock options granted was determined using (i) the closing price on January 25, 2013 on the NYSE of $8.24, and (ii) an average Black Scholes factor of 0.4526. The Black Scholes factor was determined using the following variables: (i) volatility of the price of SVS, and (ii) the risk-free rate over the expected life of the stock options. The exercise price for the stock options is the closing price on January 25, 2013, being $8.24 on the NYSE for Mr. Muhlhauser and C$8.29 on the Toronto Stock Exchange ("TSX") for Messrs. Myers, Andrade and McCaughey and Ms. DelBianco. The stock options vest at a rate of 25% annually on each of the first four anniversaries of the date of grant and expire after a ten year term. As of February 15, 2013, the total number of SVS issuable pursuant to stock options granted in respect of 2012 performance to the NEOs was equal to 0.4% of issued and outstanding shares, and the total number of SVS issuable pursuant to stock options granted in respect of 2012 performance to all employees entitled to receive stock options was 0.5% of issued and outstanding shares.

    Annual Incentive Award (CTI)

  Business Results Factor

The 2012 Business Results Factor portion of the CTI calculation is based on the performance of certain financial measures and associated targets for such measures. A minimum threshold level of financial performance is required in order to achieve a Business Result Factor greater than zero. Since the minimum threshold level of financial performance was not achieved in respect of any of the applicable measures for 2012, the Business Result Factor was zero, as noted below:

Table 12: Business Results Factor

Measure	Weight	Percentage Achievement Relative to Target(1)

Operating Margin (EBIAT margin)(2)	50%	—%
Corporate Revenue(3)	25%	—%
Corporate ROIC(4)	25%	—%

Business Results Factor		0%

(1)
If the minimum threshold level of financial performance for a measure is not achieved, the Percentage Achievement Relative to Target is set at zero rather than the actual Percentage Achievement Relative to Target.

(2)
Operating Margin is calculated as EBIAT divided by Corporate Revenue. "EBIAT" is earnings before interest, amortization of intangible assets (excluding computer software), income taxes, stock-based compensation, restructuring and other charges, gains or losses related to the repurchase of shares or debt and impairment charges.

(3)
Corporate Revenue means the Corporation's gross annual revenue.

(4)
Corporate ROIC was calculated as EBIAT divided by average net invested capital, where average net invested capital includes total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable.

In assessing operating performance and operational effectiveness, the Corporation uses certain non-International Financial Reporting Standards ("non-IFRS") measures such as adjusted gross margin, EBIAT, operating margin (EBIAT margin), ROIC and adjusted net earnings that do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies. Additional information regarding these non-IFRS measures can be found in the Management's Discussion and Analysis section of the Corporation's Annual Report on Form 20-F.

  Individual Performance Factor

At the beginning of each year, the Board and the CEO agree on performance goals for the CEO. Goals for the other NEOs that will support the CEO's goals are then established and agreed to by the CEO. For 2012, the CEO's goals focused on: financial performance, growing the business, employee engagement, and operational effectiveness. Each NEO's performance is measured on a number of factors including the formal goals established for the year.

Each of the other NEOs has responsibility for achievement of the overall corporate goals and objectives of the CEO. Each NEO has specific documented performance objectives that are assessed at year end. In addition, the CEO undertakes an assessment of the NEO's contributions to the Corporation's results. This assessment is largely subjective and based on his judgment of each of the other NEOs' contributions as a part of the senior leadership team. Based on the CEO's assessment, the Compensation Committee considered each of the NEOs to have either met or exceeded expectations in 2012 based on his or her individual performance and contribution to corporate goals.

However, as the specific Business Results Factor thresholds were not achieved, there was no CTI payment to the NEOs in respect of 2012. Accordingly, despite the achievement of a number of their respective performance goals for the year, it was not necessary for the Compensation Committee to formally consider the specific measures and achievements of the CEO and other NEOs for purposes of calculating the individual performance factor component of CTI.

  Target Award

The Target Award (as a percentage of base salary) for each eligible NEO was as follows:

  •
  125% for Mr. Muhlhauser;

  •
  60% for Mr. Myers for the period January 1, 2012 to December 5, 2012, and 80% for December 6, 2012 to December 31, 2012;

  •
  60% for Messrs. Andrade and McCaughey for the period January 1, 2012 to September 9, 2012, and 80% for September 10, 2012 to December 31, 2012; and

  •
  80% for Ms. DelBianco.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth the compensation of the NEOs for the financial years ended December 31, 2010 through December 31, 2012.

Table 13: Summary Compensation Table

					Non-equity Incentive Plan Compensation
Name & Principal Position	Year	Salary ($)	Share- based Awards ($)(1)(2)	Option- based Awards ($)(3)	Annual Incentive Plans ($)(4)	Pension Value ($)(5)		All Other Compensation ($)(6)	Total Compensation ($)

Craig H. Muhlhauser	2012	$1,000,000	$3,375,000	$1,125,000	—	$142,400		$92,328	$5,734,728
President and Chief Executive	2011	$1,000,000	$3,375,000	$1,125,000	$967,500	$228,897		$53,650	$6,750,047
Officer	2010	$1,000,000	$3,750,000	$1,250,000	$2,044,969	$137,696		$211,918	$8,394,583

Paul Nicoletti(7)	2012	$545,492	—	—	—	$238,241	(8)	$2,227,576	$3,011,309
Former EVP, Chief Financial	2011	$544,170	$1,557,500	$452,500	$408,263	$93,995		$2,099	$3,058,527
Officer	2010	$512,000	$1,350,000	$450,000	$609,178	$73,119		$2,245	$2,996,542

Darren Myers(9)	2012	$370,280	$1,125,000	$375,000	—	$43,272		$901	$1,914,453
EVP, Chief Financial Officer	2011	$349,498	$450,000	$150,000	$178,538	$53,564		$911	$1,182,511
	2010	$315,595	$450,000	$150,000	$309,784	$40,309		$1,088	$1,266,776

Michael Andrade	2012	$410,888	$1,150,000	$350,000	—	$47,876		$1,508	$1,960,272
EVP, Diversified Markets	2011	$414,423	$645,000	$215,000	$192,458	$65,583		$3,548	$1,536,012
	2010	$397,883	$480,000	$160,000	$390,556	$44,683		$1,695	$1,474,817

Michael McCaughey	2012	$388,187	$1,150,000	$350,000	—	$47,868		$1,338	$1,937,393
EVP, Communications,	2011	$387,094	$600,000	$200,000	$215,720	$66,785		$1,353	$1,470,952
Enterprise and Managed Services	2010	$371,645	$600,000	$200,000	$431,129	$49,190		$76,530	$1,728,494

Elizabeth L. DelBianco	2012	$444,000	$1,068,750	$356,250	—	$57,223		$1,763	$1,927,986
EVP and Chief Legal &	2011	$444,000	$1,068,750	$356,250	$274,925	$79,394		$1,782	$2,225,101
Administrative Officer	2010	$444,000	$1,125,000	$375,000	$528,271	$68,062		$2,078	$2,542,411

(1)
Amounts in the column represent the value of RSUs and PSUs that were issued under the LTIP and CSUP, respectively, on January 28, 2013 in respect of 2012 performance. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives on page 26 of this Circular for a description of the process followed in determining the grant, and see Compensation Discussion and Analysis — 2012 Compensation Decisions — Equity-Based Incentives on page 27 of this Circular for a description of the vesting terms of the awards. The value included for PSUs is at 100% of target level performance. The number that will actually vest will vary from 0%-200% of the target grant, depending on Celestica's level of achievement of pre-determined performance measure(s) as described in this Circular.

(2)
The estimated accounting fair value of the share-based awards is calculated using the market price for SVS as defined under each of the plans and various fair value pricing models. The grant date fair value of the RSU portion of the share-based awards in Table 13 is the same as the accounting fair value of such awards. The accounting fair values of the PSU portion of the share-based awards to the NEOs with respect to 2012 were as follows: Mr. Muhlhauser — $1.7 million; Mr. Nicoletti — nil; Mr. Myers — $0.6 million; Mr. Andrade — $0.5 million, Mr. McCaughey — $0.5 million and Ms. DelBianco — $0.6 million. The accounting fair values for the PSU portion of the share-based awards reflects various assumptions as to estimated vesting for such awards in accordance with applicable accounting standards. The grant date value for the PSU portion of the share-based awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the grant dates based on an assumption of 100% vesting. The accounting fair value for these NEOs assumed a zero forfeiture rate for all equity-based awards. The cost the Corporation records for PSUs granted for 2010 and 2011 is determined using a Monte Carlo simulation model. The number of awards expected to be earned is factored into the grant date Monte Carlo valuation for the award. The number of PSUs that will vest depends on the level of achievement of a market performance condition, over a three-year period, based on the TSR of Celestica relative to the TSR of a pre-defined EMS competitor group. The grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on the market performance condition. For the PSUs granted on January 28, 2013 in respect of 2012, the market performance condition impacts 60% of the actual number of PSUs that will vest based on TSR. The remaining 40% of the actual number of PSUs that will vest is based on ROIC that is not a market performance condition.

(3)
Amounts in the column represent the value of stock options that were issued under the LTIP on January 28, 2013 in respect of 2012 performance. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives on page 26 of this Circular for a description of the process followed in determining the value of the grant, and see Compensation Discussion and Analysis — 2012 Compensation Decisions — Equity-Based Incentives on page 27 of this Circular for the vesting terms of the awards. The grant date fair value of the option-based awards in Table 13 is the same as the accounting fair value of such awards. The number of stock options granted was determined using (i) the closing price on January 25, 2013 on the NYSE of $8.24, and (ii) an average Black-Scholes factor of 0.4526. The Black-Scholes factor was determined using the average following variables for each of the four vestings: (i) volatility of 49.57%; (ii) risk-free interest rate of 1%; and (iii) expected life of the stock options of 5.5 years.

(4)
Amounts in this column represent incentive payments made to the NEOs through the CTI. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Celestica Team Incentive Plan on page 25 of this Circular for a description of the plan. As the CTI Business Results Factor was 0%, no incentive payments were made to the NEOs in respect of 2012.

(5)
Pension values for Messrs. Nicoletti, Myers, Andrade and McCaughey and Ms. DelBianco are reported in U.S. dollars, having been converted from Canadian dollars.

(6)
Amounts in this column represent, for 2012: (i) for Mr. Muhlhauser, housing expenses of $40,220 while in Canada, travel expenses between Toronto and New Jersey of $16,523, group life insurance premiums totalling $11,484, a 401(k) contribution of $15,000 and tax preparation fees of $2,500; (ii) For Mr. Nicoletti, a severance payment of $2,200,000, a lump sum payment of $25,500 representing the net present value of benefits for a period of two years and group life insurance premiums totalling $2,076. See also Note 8.

(7)
Mr. Nicoletti's employment with the Corporation terminated effective December 28, 2012.

(8)
Includes, in connection with Mr. Nicoletti's severance payment, $162,000 contribution to the Supplemental Executive Pension Plan ("SERP") representing the net present value of such contributions for two years.

(9)
Mr. Myers was promoted to EVP, CFO effective December 6, 2012.

Option-Based and Share-Based Awards

The following table provides details of each stock option grant outstanding and the aggregate number of unvested equity-based awards for each of the NEOs as of December 31, 2012.

Table 14: Outstanding Option-Based and Share-Based Awards(1)

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(2)	Number of Shares or Units that have not Vested (#)(3)	Payout Value of Share Awards that have not Vested at Minimum ($)(4)	Payout Value of Share Awards that have not Vested at Target ($)(4)	Payout Value of Share Awards that have not Vested at Maximum ($)(4)	Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)

Craig H. Muhlhauser
Jun. 6, 2005	50,000	$13.00	Jun. 6, 2015	—	—	—	—	—	—
Jan. 31, 2006	148,488	$10.00	Jan. 31, 2016	—	—	—	—	—	—
Feb. 2, 2007	125,000	$6.05	Feb. 2, 2017	$262,500	—	—	—	—	—
Feb. 5, 2008	225,000	$6.51	Feb. 5, 2018	$369,000	—	—	—	—	—
Feb. 3, 2009	520,833	$4.13	Feb. 3, 2019	$2,093,749	—	—	—	—	—
Feb. 2, 2010	217,865	$10.20	Feb. 2, 2020	—	137,255	—	$1,118,628	$2,237,257	—
Feb. 1, 2011	258,462	$9.87	Feb. 1, 2021	—	312,395	$1,100,984	$2,546,019	$3,991,055	—
Jan. 31, 2012	287,270	$8.21	Jan. 31, 2022	—	411,084	$1,786,847	$3,350,335	$4,913,822	—
Jan. 28, 2013	301,655	$8.24	Jan. 28, 2023	—	409,588	$1,800,000	$3,375,000	$4,950,000	—

Paul Nicoletti
Jan. 31, 2004	13,333	C$22.75	Jan. 31, 2014	—	—	—	—	—	—
May 11, 2004	3,333	C$24.92	May 11, 2014	—	—	—	—	—	—
Dec. 9, 2004	13,600	C$18.00	Dec. 9, 2014	—	—	—	—	—	—
Jan. 31, 2006	21,591	C$11.43	Jan. 31, 2016	—	—	—	—	—	—
Jul. 31, 2007	22,875	C$6.27	Jul. 31, 2017	$41,196	—	—	—	—	—
Feb. 5, 2008	150,000	C$6.51	Feb. 5, 2018	$234,117	—	—	—	—	—
Feb. 3, 2009	225,000	C$5.13	Feb. 3, 2019	$661,831	—	—	—	—	—
Feb. 2, 2010	58,823	C$10.77	Feb. 2, 2020	—	49,412	—	$398,954	$797,919	—
Feb. 1, 2011	46,523	C$9.87	Feb. 1, 2021	—	91,185	$392,657	$736,231	$1,079,806	—
Mar. 11, 2011	—	—	—	—	10,120	$81,709	$81,709	$81,709	—
Jan. 31, 2012	28,887	C$8.26	Jan. 31, 2022	—	94,312	$553,806	$761,479	$969,151	—

Darren Myers
Sep. 5, 2008	10,000	C$8.06	Sep. 5, 2018	$100	—	—	—	—	—
Feb. 3, 2009	20,833	C$5.13	Feb. 3, 2019	$61,280	—	—	—	—	—
Feb. 2, 2010	26,144	C$10.77	Feb. 2, 2020	—	16,471	—	$132,987	$265,975	—
Feb. 1, 2011	31,015	C$9.87	Feb. 1, 2021	—	37,488	$130,888	$302,679	$474,471	—
Jan. 31, 2012	38,303	C$8.26	Jan. 31, 2022	—	54,812	$236,028	$442,554	$649,080	—
Jan. 28, 2013	100,552	C$8.29	Jan. 28, 2023	—	136,530	$603,947	$1,132,400	$1,660,853	—

Michael Andrade
Jan. 31, 2004	26,667	C$22.75	Jan. 31, 2014	—	—	—	—	—	—
Dec. 9, 2004	18,000	C$18.00	Dec. 9, 2014	—	—	—	—	—	—
Jan. 31, 2006	11,364	C$11.43	Jan. 31, 2016	—	—	—	—	—	—
Feb. 3, 2009	42,555	C$5.13	Feb. 3, 2019	$125,174	—	—	—	—	—
Feb. 2, 2010	34,858	C$10.77	Feb. 2, 2020	—	21,961	—	$177,314	$354,628	—
Feb. 1, 2011	33,083	C$9.87	Feb. 1, 2021	—	39,987	$139,616	$322,857	$506,097	—
Mar. 11, 2011	7,435	C$10.69	Mar. 11, 2021	—	8,986	$31,376	$72,553	$113,731	—
Jan. 31, 2012	44,687	C$8.26	Jan. 31, 2022	—	63,947	$275,365	$516,310	$757,256	—
Sep. 5, 2012	—	—	—	—	13,055	$105,407	$105,407	$105,407	—
Jan. 28, 2013	93,848	C$8.29	Jan. 28, 2023	—	127,427	$563,679	$1,056,898	$1,550,118	—

Michael McCaughey
Jul. 5, 2005	15,000	C$16.20	Jul. 5, 2015	—	—	—	—	—	—
Jan. 31, 2006	20,455	C$11.43	Jan. 31, 2016	—	—	—	—	—	—
Feb. 3, 2009	27,778	C$5.13	Feb. 3, 2019	$81,708	—	—	—	—	—
Feb. 2, 2010	34,858	C$10.77	Feb. 2, 2020	—	21,961	—	$177,314	$354,628	—
Feb. 1, 2011	41,354	C$9.87	Feb. 1, 2021	—	49,983	$174,512	$403,565	$632,617	—
Jan. 31, 2012	51,070	C$8.26	Jan. 31, 2022	—	73,082	$314,702	$590,067	$865,432	—
Sep. 5, 2012	—	—	—	—	13,055	$105,407	$105,407	$105,407	—
Jan. 28, 2013	93,848	C$8.29	Jan. 28, 2023	—	127,427	$563,679	$1,056,898	$1,550,118	—

Elizabeth L. DelBianco
Apr. 18, 2003	8,000	C$15.35	Apr. 18, 2013	—	—	—	—	—	—
Jan. 31, 2004	16,667	C$22.75	Jan. 31, 2014	—	—	—	—	—	—
Dec. 9, 2004	11,300	C$18.00	Dec. 9, 2014	—	—	—	—	—	—
Jan. 31, 2006	21,591	C$11.43	Jan. 31, 2016	—	—	—	—	—	—
Feb. 2, 2007	9,091	C$7.10	Feb. 2, 2017	$8,823	—	—	—	—	—
Feb. 5, 2008	60,000	C$6.51	Feb. 5, 2018	$93,647	—	—	—	—	—
Feb. 3, 2009	156,250	C$5.13	Feb. 3, 2019	$459,605	—	—	—	—	—
Feb. 2, 2010	65,359	C$10.77	Feb. 2, 2020	—	41,176	—	$332,457	$664,913	—
Feb. 1, 2011	77,539	C$9.87	Feb. 1, 2021	—	93,718	$327,216	$756,683	$1,186,149	—
Jan. 31, 2012	90,969	C$8.26	Jan. 31, 2022	—	130,177	$560,564	$1,051,054	$1,541,544	—
Jan. 28, 2013	95,524	C$8.29	Jan. 28, 2023	—	129,703	$573,748	$1,075,776	$1,577,804	—

(1)
Includes option-based and share-based awards granted on January 28, 2013 in respect of 2012 performance. See Compensation Discussion and Analysis — 2012 Compensation Decisions — Equity-Based Incentives on page 27 of this Circular for a discussion of the equity grants.

(2)
The value of unexercised in-the-money stock options for Mr. Muhlhauser was determined using a share price of $8.15, which was the closing price of SVS on the NYSE on December 31, 2012. For Messrs. Nicoletti, Myers, Andrade and McCaughey and Ms. DelBianco, a share price of C$8.07 was used, which was the closing price of the SVS on the TSX on December 31, 2012, converted to U.S. dollars at the average exchange rate for 2012 of $1.00 equals C$0.9995.

(3)
The value included for PSUs is at 100% of target level performance.

(4)
Market payout values at minimum vesting include the value of RSUs only as the minimum value of PSUs would be 0% of target. Market payout values at target vesting is determined using 100% of PSUs vesting and market payout values at maximum vesting is determined using 200% of PSUs vesting. Market payout values for Mr. Muhlhauser are determined using a share price of $8.15, which was the closing price of the SVS on the NYSE on December 31, 2012, except for the share-based awards granted on January 28, 2013 in respect of 2012 performance for which the market payout values are determined using a share price of $8.24, which was the closing price of the SVS on the NYSE on January 25, 2013, the last business day before the grants. Market payout values for Messrs. Nicoletti, Myers, Andrade and McCaughey and Ms. DelBianco are determined using a share price of C$8.07, which was the closing price of the SVS on the TSX on December 31, 2012, converted to U.S. dollars, except for the share-based awards granted on January 28, 2013 in respect of 2012 performance for which the market payout values are determined using a share price of C$8.29, which was the closing price of the SVS on the TSX on January 25, 2013, the last business day before the grants, converted to U.S. dollars.

The following table provides details for each NEO of the value of option-based and share-based awards that vested during 2012 and the value of annual incentive awards earned in respect of 2012 performance.

Table 15: Incentive Plan Awards — Value Vested or Earned in 2012

Name	Option-based Awards — Value Vested During the Year ($)(1)	Share-based Awards — Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation — Value Earned During the Year ($)(3)

Craig H. Muhlhauser	$1,006,861	$8,159,764	$0

Paul Nicoletti	$287,394	$2,962,266	$0

Darren Myers	$71,285	$970,273	$0

Michael Andrade	$117,106	$1,291,251	$0

Michael McCaughey	$124,460	$1,293,691	$0

Elizabeth L. DelBianco	$237,042	$2,425,691	$0

(1)
Amounts in this column reflect the value of stock options that vested in 2012 and were in-the-money on the vesting date. Stock options for Mr. Muhlhauser vested as follows:

Vesting Date	Exercise Price	Closing Price on NYSE of SVS on Vesting Date

February 3, 2012	$4.13	$8.64

February 5, 2012	$6.51	$8.50

  Stock options for Messrs. Nicoletti, Andrade, and McCaughey and Ms. DelBianco vested as follows:

Vesting Date	Exercise Price	Closing Price on TSX of SVS on Vesting Date

February 3, 2012	C$5.13	C$8.55

February 5, 2012	C$6.51	C$8.47

  Stock options for Mr. Myers vested as follows:

Vesting Date	Exercise Price	Closing Price on TSX of SVS on Vesting Date

February 3, 2012	C$5.13	C$8.55

(2)
Amounts in this column reflect share-based awards that were released in 2012. Share-based awards were released for Mr. Muhlhauser based on the price of the SVS on the NYSE as follows:

Type of Award	Date	Price

RSU	February 1, 2012	$8.79

PSU	February 3, 2012	$8.64

RSU	February 6, 2012	$8.50

RSU	December 3, 2012	$7.30

  Share-based awards were released for Messrs. Nicoletti, Myers, Andrade and McCaughey and Ms. DelBianco based on the price of the SVS on the TSX as follows:

Type of Award	Date	Price

RSU	February 1, 2012	C$8.74

PSU	February 3, 2012	C$8.55

RSU	February 6, 2012	C$8.47

RSU	December 3, 2012	C$7.24

  All of the preceding C$ values were converted to U.S. dollars at the average exchange rate for 2012 of $1.00 equals C$0.9995. PSUs that vested in 2012 were paid out at 200% as a result of the Corporation's ROIC performance being equal to or greater than the highest performance of the applicable EMS competitor group.

(3)
Amounts in this column include incentive payments under the CTI in respect of 2012 performance, which were nil for each of the NEOs. See Compensation Discussion and Analysis — 2012 Compensation Decisions — Target Award on page 30 of this Circular. These are the same amounts as disclosed in Table 13 under the column "Non-equity Incentive Plan Compensation — Annual Incentive Plans".

The following table sets out the gains realized by NEOs from exercising stock options in 2012.

Table 16: Gains Realized by NEOs from Exercising Options

Name	Amount

Craig H. Muhlhauser	—

Paul Nicoletti	—

Darren Myers	$88,232

Michael Andrade	$82,633

Michael McCaughey	$122,602

Elizabeth L. DelBianco	—

Securities Authorized for Issuance Under Equity Compensation Plans

Table 17: Equity Compensation Plans as at December 31, 2012

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1) (#)

Equity Compensation Plans Approved by Securityholders	Manufacturers' Services Limited (MSL) (plan acquired as part of acquisition)	133,214		$13.41	0

	LTIP (Options)	5,852,679		$8.89/C$10.13	N/A

	LTIP (RSUs)	1,660,977		N/A	N/A

	Total(2)	7,646,870		$9.06/C$10.13	13,951,760

Equity Compensation Plans Not Approved by Securityholders		6,546,867	(3)	N/A	N/A

Total:		14,193,737		N/A	13,951,760

(1)
Excluding securities that may be issued upon exercise of outstanding stock options, warrants and rights.

(2)
The total number of securities to be issued under all equity compensation plans approved by shareholders represent 4.18% of the total number of outstanding shares at December 31, 2012 (MSL — 0.07%; LTIP (Options) — 3.20%; and LTIP (RSUs) — 0.91%).

(3)
Consists solely of SVS that must be purchased in the open market to satisfy RSUs and PSUs granted pursuant to the CSUP. These securities are not issuable from treasury.

Equity Compensation Plans

    Long-Term Incentive Plan

The LTIP is the only securities-based compensation plan providing for the issuance of securities from treasury under which grants have been made and continue to be made by the Corporation since the company was listed on the TSX and the NYSE. Under the LTIP, the Board of Directors may in its discretion from time to time grant stock options, performance shares, RSUs, PSUs and stock appreciation rights ("SARs") to employees and consultants of the Corporation and affiliated entities.

Up to 29,000,000 SVS may be issued from treasury pursuant to the LTIP. The number of SVS that may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, the Corporation decided in 2004 that no more stock option grants under the LTIP would be made to directors. Under the LTIP, as of February 15, 2013, 8,653,631 SVS have been issued from treasury, 6,433,231 SVS are issuable under outstanding stock options and 2,364,992 SVS are issuable under outstanding RSUs. Also as of February 15, 2013, 20,346,369 SVS are reserved for issuance from treasury pursuant to future grants of securities-based compensation under the LTIP. In addition, the Corporation may satisfy obligations under the LTIP by acquiring SVS in the market.

As of February 15, 2013, the Corporation had a "gross overhang" of 11.1%. "Gross overhang" refers to the total number of shares reserved for issuance from treasury under equity plans at any given time relative to the total number of shares outstanding, including shares reserved for outstanding stock options and RSUs. The Corporation's "net overhang" (i.e. the total number of shares that have been reserved for issuance from treasury to satisfy outstanding equity grants to employees relative to the total number of shares outstanding) was 4.8%.

The LTIP limits the number of SVS that may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose), and (b) issued within a one-year period to insiders pursuant to stock options or rights granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related plan of the Corporation or stock options for services granted by the Corporation, in each case to 10% of the aggregate issued and outstanding SVS and MVS of the Corporation. The LTIP also limits the number of SVS that may be reserved for issuance to any one participant pursuant to stock options or SARs granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related plan of the Corporation or stock options for services granted by the Corporation, to 5% of the aggregate issued and outstanding SVS and MVS. The number of SVS issuable pursuant to securities-based compensation awarded under the LTIP in any given year cannot exceed 1.2% of the average aggregate number of SVS and MVS outstanding during that period.

Stock options issued under the LTIP may be exercised during a period determined in the LTIP, which may not exceed ten years. The LTIP also provides that, unless otherwise determined by the Board of Directors, stock options will terminate within specified time periods following the termination of employment of an eligible participant with the Corporation or affiliated entities. The exercise price for stock options issued under the LTIP is the closing price for SVS on the last business day prior to the grant. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. The exercise of stock options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant of stock options to, or exercise of stock options by, an eligible participant may also be subject to certain share ownership requirements.

The interest of any participant under the LTIP is generally not transferable or assignable. However, the LTIP does provide that a participant may assign his or her rights to a spouse, or a personal holding company or family trust controlled by the participant, of which any combination of the participant, the participant's spouse, minor children or grandchildren are shareholders or beneficiaries, as applicable.

Under the LTIP, eligible participants may be granted SARs, a right to receive a cash amount equal to the difference between the market price of the SVS at the time of the grant and the market price of such shares at the time of exercise of the SAR. The market price used for this purpose is the closing price for SVS on the day prior to the grant. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. Such amounts may also be payable by the issuance of SVS. The exercise of SARs may also be subject to conditions similar to those which may be imposed on the exercise of stock options.

Under the LTIP, eligible participants may be allocated performance units in the form of PSUs or RSUs, which represent the right to receive an equivalent number of SVS at a specified release date. The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of stock options and SARs, including such time or performance-based conditions as may be determined by the Board of Directors in its discretion. The number of SVS that may be issued to any one person pursuant to the performance unit program shall not exceed 1% of the aggregate issued and outstanding SVS and MVS.

The following types of amendments to the LTIP or the entitlements granted under it require the approval of the holders of the voting securities by a majority of votes cast by shareholders present or represented by proxy at a meeting:

  (a)
  increasing the maximum number of SVS that may be issued under the LTIP;

  (b)
  reducing the exercise price of an outstanding stock option (including cancelling and, in conjunction therewith, regranting a stock option at a reduced exercise price);

  (c)
  extending the term of any outstanding stock option or SAR;

  (d)
  expanding the rights of participants to assign or transfer a stock option, SAR or performance unit beyond that currently contemplated by the LTIP;

  (e)
  amending the LTIP to provide for other types of security-based compensation through equity issuance;

  (f)
  permitting a stock option to have a term of more than ten years from the grant date;

  (g)
  increasing or deleting the percentage limit on SVS issuable or issued to insiders under the LTIP;

  (h)
  increasing or deleting the percentage limit on SVS reserved for issuance to any one person under the LTIP (being 5% of the Corporation's total issued and outstanding SVS and MVS);

  (i)
  adding to the categories of participants who may be eligible to participate in the LTIP; and

  (j)
  amending the amendment provision,

    subject to the application of the anti-dilution or re-organization provisions of the LTIP.

The Board may approve amendments to the LTIP or the entitlements granted under it without shareholder approval, other than those specified above as requiring approval of the shareholders, including, without limitation:

  (a)
  clerical changes (such as a change to correct an inconsistency or omission or a change to update an administrative provision);

  (b)
  a change to the termination provisions for the LTIP or for a stock option as long as the change does not permit the Corporation to grant a stock option with a termination date of more than ten years from the date of grant or extend an outstanding stock option's termination date beyond such date; and

  (c)
  a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

    Celestica Share Unit Plan

The CSUP provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that the Corporation may not issue shares from treasury to satisfy its obligations under the CSUP and there is no limit on the number of SVS that may be issued pursuant to RSUs and PSUs granted under the terms of the CSUP. The issuance of SVS may be subject to vesting requirements, including any time-based conditions established by the Board of Directors at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the Compensation Committee.

Pension Plans

The following table provides details of the amount of Celestica's contributions to the pension plans and the accumulated value as of December 31, 2012 for each NEO.

Table 18: Defined Contribution Pension Plan

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at End of Year(1) ($)

Craig H. Muhlhauser(2)	$372,480	$142,400	$563,787

Paul Nicoletti(3)(4)	$554,866	$238,241	$840,674

Darren Myers	$171,808	$43,272	$220,749

Michael Andrade	$623,466	$47,876	$720,072

Michael McCaughey	$203,427	$47,868	$253,537

Elizabeth L. DelBianco(3)	$474,160	$57,223	$572,489

(1)
The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to non-compensatory changes in the Corporation's accrued obligations during the year ended December 31, 2012.

(2)
Amounts for Mr. Muhlhauser include only amounts in his supplementary retirement plans and not amounts in his 401(k) plan.

(3)
The difference between the Accumulated Value at Start of Year and the Accumulated Value at End of Year reported in the 2011 management information circular for Mr. Nicoletti and Ms. DelBianco is attributable to different exchange rates used in the 2011 and 2012 management information circulars. The exchange rate used in the 2011 management information circular was $1.00 = C$0.9887.

(4)
Includes $162,000 contribution to the SERP representing the net present value of such contributions for two years. Mr. Nicoletti's employment with the Corporation terminated effective December 28, 2012.

Mr. Muhlhauser participates in two defined contribution retirement programs, one of which qualifies as a deferred salary arrangement under section 401(k) of the Internal Revenue Code (United States) (the "401(k) Plan"). Under the 401(k) Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Corporation may make contributions for the benefit of eligible employees. The 401(k) Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The Corporation contributes: (i) 3% of eligible compensation for the participant, and (ii) up to an additional 3% of eligible compensation by matching 50% of the first 6% contributed by the participant. The maximum contribution of the Corporation to the 401(k) Plan, based on the Internal Revenue Code rules and the 401(k) Plan formula for 2012, is $15,000. Mr. Muhlhauser also participates in a supplementary retirement plan that is also a defined contribution plan. It is designed to provide annual benefits equal to the difference between 8% of the participant's salary and paid incentive and the amount that Celestica would contribute to the 401(k) Plan assuming the participant contributes the amount required to receive the matching 50% contribution by Celestica. A notional account is maintained for Mr. Muhlhauser and he is entitled to select from among the investment options available in the 401(k) Plan for the purpose of determining the return on their notional accounts.

Messrs. Nicoletti, Myers, Andrade and McCaughey and Ms. DelBianco participate in the defined contribution portion of the Canadian Pension Plan. The defined contribution portion of the Canadian Pension Plan allows employees to choose how the Corporation's contributions are invested on their behalf within a range of investment options provided by third party fund managers. Retirement benefits depend upon the performance of the investment options chosen. Messrs. Nicoletti, Myers, Andrade and McCaughey and Ms. DelBianco also participate in an unregistered supplementary pension plan (the "Canadian Supplementary Plan"). This is also a defined contribution plan that is designed to provide benefits of an amount equal to the difference between (i) the maximum annual contribution limit as determined in accordance with the formula set out in the Canadian Pension Plan and with Canada Revenue Agency rules and (ii) 8% of the total salary and paid annual incentives. Notional accounts are maintained for each participant in the Canadian Supplementary Plan. Participants are entitled to select from among the investment options available in the registered plan for the purpose of determining the return on their notional accounts.

Termination of Employment and Change in Control Arrangements with Named Executive Officers

The Corporation has entered into employment agreements with certain of its NEOs in order to provide certainty to the Corporation and such NEOs with respect to issues such as obligations of confidentiality, non-solicitation and non-competition after termination of employment, the amount of severance to be paid in the event of termination of the NEO's employment, and to provide a retention incentive in the event of a change in control scenario.

Mr. Muhlhauser and Ms. DelBianco

The employment agreements of the above-noted individuals provide that each of them is entitled to certain severance benefits if, during a change in control period at the Corporation, they are terminated without cause or resign for good reason as defined in their agreements (which provision is commonly referred to as a "double trigger" provision). A change in control period is defined in their agreements as the period (a) commencing on the date the Corporation enters into a binding agreement for a change in control, an intention is announced by the Corporation to effect a change in control or the Board adopts a resolution that a change in control has occurred, and (b) ending three years after the completion of the change in control or, if a change in control is not completed, one year following the commencement of the period. The amount of the severance payment for

Mr. Muhlhauser is equal to three times his annual base salary and the simple average of his annual incentive for the three prior completed financial years of the Corporation, together with a portion of his expected annual incentive for the year based on expected financial results, prorated to the date of termination. The amount of the severance payment for Ms. DelBianco is equal to three times her annual base salary and target annual incentive, together with a portion of her target annual incentive for the year prorated to the date of termination. The agreements provide for a cash settlement to cover benefits that would otherwise be payable during the severance period, and the continuation of contributions to their pension and retirement plans until the third anniversary following their termination. In addition, in these circumstances, (a) the stock options granted to each of them vest immediately, (b) the unvested PSUs granted to each of them vest immediately at target level performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board in its discretion may provide, and (c) the RSUs granted to each of them shall vest immediately.

Outside a change in control period, upon termination without cause or resignation for good reason as defined in their agreements, the amount of the severance payment for Mr. Muhlhauser is equal to two times his annual base salary and the simple average of his annual incentive for the two prior completed financial years of the Corporation, together with a portion of his expected annual incentive for the year based on expected financial results, prorated to the date of termination. The amount of the severance payment for Ms. DelBianco is equal to two times her annual base salary and target annual incentive, together with a portion of her target annual incentive for the year prorated to the date of termination. There is no accelerated vesting of stock options or PSUs. Stock options that would have otherwise vested and become exercisable during the 12-week period following the date of termination shall vest and become exercisable in accordance with the terms of the plan. All remaining unvested stock options are cancelled. All RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date. PSUs vest based on actual performance and on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date. The Corporation's obligations provide for a cash settlement to cover benefits for a two-year period following termination. In addition, the Corporation also provides for a cash settlement of contributions to, or continuation of their pension and retirement plans for, a three-year period for Mr. Muhlhauser and a two-year period for Ms. DelBianco.

Mr. Muhlhauser is the only NEO currently eligible for retirement treatment under the LTIP or CSUP, however, these values have been provided for the other NEOs in Tables 19 to 23 as an indication of the amount of such benefit when the NEO is eligible for retirement. In the event of retirement, or a termination without cause at a time when the NEO is eligible for retirement treatment under the LTIP or CSUP, (a) stock options continue to vest and are exercisable until the earlier of three years following retirement or termination and the original expiry date, (b) RSUs will continue to vest on their vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the number of days between the date of grant and the date of retirement or termination.

The foregoing entitlements are conferred on Mr. Muhlhauser and Ms. DelBianco in part upon their fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of three years following termination of employment in the case of Mr. Muhlhauser and a period of two years following termination of employment in the case of Ms. DelBianco. In the event of a breach of such obligations, the Corporation is entitled to seek appropriate legal, equitable and other remedies, including injunctive relief.

The following tables summarize the incremental payments to which Mr. Muhlhauser and Ms. DelBianco would have been entitled upon a change in control, or if their employment had been terminated on December 31, 2012 as a result of a change in control, retirement or termination without cause.

Table 19: Mr. Muhlhauser's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$6,012,469	—	$475,191	$6,487,660

Retirement	—	—	—	—

Termination without Cause	$2,967,500	—	$465,408	$3,432,908

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

(2)
Other benefits include group health and welfare benefits and 401(k) contribution.

Table 20: Ms. DelBianco's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,752,800	—	$233,013	$2,985,813

Retirement	—	—	—	—

Termination without Cause	$1,953,600	—	$155,034	$2,108,634

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

(2)
Other benefits include group health benefits and pension plan contribution.

Mr. Nicoletti

Mr. Nicoletti's employment with the Corporation terminated effective December 28, 2012. Mr. Nicoletti received a cash payment of $2,389,576 comprised of: a severance payment of $2,200,000; a lump sum payment of $25,500 representing the net present value of benefits for a period of two years; pension contributions of $162,000 representing the net present value of such contributions for two years; and group life insurance premiums totalling $2,076.

Messrs. Myers, Andrade and McCaughey

The terms of employment with the Corporation for Messrs. Myers, Andrade and McCaughey are governed by the Corporation's Executive Employment Guidelines (the "Executive Guidelines"). Upon termination without cause within two years following a change in control of the Corporation (a "double-trigger" provision), Messrs. Myers, Andrade and McCaughey are eligible to receive a severance payment up to two times annual base salary and the lower of target or actual annual incentive for the previous year, subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year prorated to the date of termination. In addition, upon a change in control, (a) all unvested stock options granted to Messrs. Myers, Andrade and McCaughey vest on the date of change in control, (b) all unvested RSUs granted to them vest on the date of change in control, and (c) all unvested PSUs granted to them vest on the date of change in control at target level of performance.

Under the Executive Guidelines, the pension and group benefits of Messrs. Myers, Andrade and McCaughey discontinue on the date of termination.

Outside of the two-year period following a change in control, upon termination without cause, Messrs. Myers, Andrade and McCaughey are entitled to payments and benefits that are substantially similar to those provided following a termination within two years of a change in control, except that (a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date.

In the event of retirement, (a) stock options continue to vest and are exercisable until the earlier of three years following retirement and the original expiry date, (b) RSUs will continue to vest on their vesting dates, and (c) PSUs vest based on actual performance and are prorated for the number of days between the date of grant and the date of retirement.

The foregoing entitlements are conferred on Messrs. Myers, Andrade and McCaughey in part upon their fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of their employment.

The following tables summarize the incremental payments to which Messrs. Myers, Andrade and McCaughey would have been entitled upon a change in control, or if their employment had been terminated on December 31, 2012 as a result of a change in control, retirement or termination without cause.

Table 21: Mr. Myers' Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$1,000,000	—	—	$1,000,000

Retirement	—	—	—	—

Termination without Cause	$1,000,000	—	—	$1,000,000

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 22: Mr. Andrade's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$826,000	—	—	$826,000

Retirement	—	—	—	—

Termination without Cause	$826,000	—	—	$826,000

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 23: Mr. McCaughey's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$800,000	—	—	$800,000

Retirement	—	—	—	—

Termination without Cause	$800,000	—	—	$800,000

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Performance Graph

The SVS have been listed and posted for trading under the symbol "CLS" on the NYSE and the TSX since June 30, 1998 (except for the period commencing on November 8, 2004 and ending on May 15, 2006 during which the symbol on the TSX was CLS.SV). The following chart compares the cumulative TSR of C$100 invested in SVS with the cumulative TSR of the S&P/TSX Composite Total Return Index for the period from December 31, 2007 to December 31, 2012.

As can be seen from the performance graph above, an investment in the Corporation on January 1, 2008 would have resulted in a 39.4% increase in value over the five-year period ended December 31, 2012 compared with a 4.1% increase that would have resulted from an investment in the S&P/TSX Composite Total Return Index over the same period. Over the same period, total NEO Compensation (as defined below) decreased by 26.5%. The decrease in NEO Compensation from 2008 to 2012 is due, in part, to the achievement of certain annual corporate financial targets for CTI in 2008 which resulted in a CTI Business Results Factor of 119% for 2008. As the annual corporate financial targets for 2012 were not achieved, the CTI Business Results Factor for 2012 was 0% and no CTI payments were made to NEOs in respect of 2012. See Compensation Discussion and Analysis — 2012 Compensation Decisions — Annual Incentive Award (CTI) on page 29 of this Circular. In the medium to long term, compensation of the Corporation's NEOs is directly impacted by the market value of the SVS, as a significant portion of NEO Compensation is awarded in the form of equity-based incentives with payout tied to the market price performance of the SVS.

For the purpose of the above discussion, NEO Compensation is defined as aggregate annual compensation (i.e. the sum of base salary, CTI payments (if applicable) and the grant date fair value of share-based awards and option-based awards, but excluding all other compensation). The executive compensation values have been calculated for the NEOs based on the same methodology disclosed in the Summary Compensation Table on page 31. This is a methodology adopted by Celestica solely for the purposes of this comparison. It is not a recognized or prescribed methodology for this purpose, and may not be comparable to methodologies used by other issuers for this purpose.

In 2012, total compensation for NEOs was 6.6% of 2012 adjusted earnings.

EXECUTIVE SHARE OWNERSHIP

The Corporation has share ownership guidelines for the CEO, Executive Vice Presidents and Senior Vice Presidents. The guidelines provide that these individuals are to hold a multiple of their salary in securities of the Corporation as shown in Table 24. Executives subject to ownership guidelines are expected to achieve the specified ownership within a period of five years following the later of: (i) the date of hire, or (ii) the date of promotion to a level subject to ownership guidelines. Compliance is reviewed annually as of December 31 of each year. As of December 31, 2012, the applicable NEOs were in compliance with the share ownership guidelines, as follows:

Table 24: Share Ownership Guidelines

Name	Ownership Guidelines	Share Ownership (Value)(1)	Share Ownership (Multiple of Salary)

Craig H. Muhlhauser	$3,000,000 (3 × salary)	$11,364,010	11.4x

Darren Myers(2)	$1,000,000 (2 × salary)	$783,940	1.6x

Michael Andrade	$826,000 (2 × salary)	$914,919	2.2x

Michael McCaughey	$800,000 (2 × salary)	$1,365,679	3.4x

Elizabeth L. DelBianco	$888,000 (2 × salary)	$2,477,567	5.6x

(1)
Includes the following, as of December 31, 2012: (i) SVS beneficially owned, (ii) all unvested RSUs, and (iii) PSUs that vested on February 2, 2013 at 200% of target, which, on December 31, 2012, was the Corporation's anticipated payout and was in fact the resulting payout; in each case, the value of which was determined using a share price of $8.15 being the closing price of SVS on the NYSE on December 31, 2012.

(2)
Mr. Myers was promoted to EVP, CFO effective December 6, 2012 and, accordingly, pursuant to the share ownership guidelines, he is expected to achieve the specified share ownership threshold within a period of five years following such promotion. Including the January 28, 2013 RSU grant in respect of 2012, Mr. Myers' share ownership value is $1,383,940 or 2.8 times his base salary of $500,000.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at February 15, 2013, no current or former executive officers or members of the Board of the Corporation or its subsidiaries and none of their respective associates were indebted to the Corporation or any of its subsidiaries (or had indebtedness that was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries) in connection with the purchase of SVS or in connection with any other transaction.

DIRECTORS, OFFICERS AND CORPORATION LIABILITY INSURANCE

The Corporation and certain of its subsidiaries have entered into indemnification agreements with certain of the directors and officers of the Corporation and its subsidiaries. These agreements generally provide that the Corporation or the subsidiary of the Corporation which is a party to the agreement, as applicable, will indemnify the director or officer in question (including his or her heirs and legal representatives) against all costs, charges and expenses incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved by reason of being or having been a director or officer of the Corporation or a subsidiary thereof, provided that he or she has acted honestly and in good faith with a view to the best interests of the Corporation or a subsidiary thereof.

The Corporation's current directors' and officers' insurance policies provide for aggregate coverage of $100 million. The policies protect directors and officers against liability incurred by them while acting in their capacities as directors and officers of the Corporation and its subsidiaries. Included in the $100 million of aggregate coverage is coverage dedicated solely to individual directors and officers. The Corporation's cost for this policy is approximately $1.1 million annually. Limits available under the policies are in excess of a self-retention of $1 million for each loss or claim depending on the type of claim.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 — Disclosure of Corporate Governance Practices (the "Instrument", together with National Policy 58-201 — Corporate Governance Guidelines, the "CSA Governance Requirements") of the CSA requires the Corporation to disclose, on an annual basis, its corporate governance practices with reference to a specific form set out in the Instrument. The TSX requires the Corporation to comply with the Instrument. The disclosure set out in tabular form in Schedule A reflects the CSA Governance Requirements.

At the Corporation, we remain committed to the highest standards of corporate governance in all aspects of the Corporation's decision-making processes. The Board of Directors has put into place systems and procedures that support independent, thoughtful and informed decisions. As governance regulation has evolved over the past several years, the Corporation has adapted its practices to reflect changing standards. Today, the Corporation meets and often exceeds the corporate governance-related legal requirements in Canada and the United States and also follows the corporate governance practices recommended by securities regulators. The Corporation is listed on the NYSE and, although we are not required to comply with all of the NYSE corporate governance requirements to which we would be subject if we were a U.S. corporation, the Corporation's governance practices differ significantly in only one respect from those required of U.S. domestic issuers. Unlike under NYSE rules, there is no requirement in Canada for shareholder approval of compensation arrangements involving share purchases in the open market. The Corporation complies with applicable TSX rules, which require shareholder approval of new share compensation arrangements involving issuances of shares and that shareholders approve the amendments to such arrangements in accordance with the amendment provisions in the arrangements.

OTHER MATTERS

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

REQUESTS FOR DOCUMENTS

The Corporation's financial information is contained in its comparative financial statements and management's discussion and analysis for the fiscal year ended December 31, 2012. In accordance with National Instrument 52-110 — Audit Committees, shareholders may obtain further information regarding the Corporation's Audit Committee in Part I, Item 6C and Part II, Item 16A of the Corporation's 2012 Annual Report prepared on Form 20-F under the United States Securities Exchange Act of 1934, as amended. Additional information about the Corporation is available on SEDAR at www.sedar.com.

The Corporation will provide to any person, upon request to the Secretary of the Corporation, the following documents, all of which are available on the Corporation's website at www.celestica.com:

  (a)
  one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

  (b)
  one copy of the comparative financial statements of the Corporation for the year ended December 31, 2012, together with the accompanying report of the auditor and management's discussion and analysis, and one copy of any interim financial statements of the Corporation, together with management's discussion and analysis, subsequent thereto;

  (c)
  the Corporation's management information circular for its last annual meeting of shareholders;

  (d)
  the Statement of Corporate Governance Practices;

  (e)
  the Business Conduct Governance Policy;

  (f)
  the Finance Code of Professional Business Conduct;

  (g)
  the Audit Committee mandate;

  (h)
  the Nominating and Corporate Governance Committee mandate; and

  (i)
  the Compensation Committee mandate.

CERTIFICATE

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors.

Toronto, Ontario, March 7, 2013.

By Order of the Board of Directors

Elizabeth L. DelBianco
Executive Vice President, Chief Legal and
Administrative Officer and Corporate Secretary

SCHEDULE A

    STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's corporate governance disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices ("NI 58-101") is set out below.

Board of Directors

Director Independence

A majority of the Corporation's directors are independent. Independence has been determined in the case of each director on the basis of whether that director has a direct or indirect material relationship (defined in accordance with NI 58-101 as a relationship which could, in the view of the Board of Directors (the "Board"), be reasonably expected to interfere with the exercise of the director's independent judgment (other than as a director of the Corporation)) with the Corporation, any of the Corporation's subsidiaries or with Onex Corporation ("Onex") (which holds approximately 74% of the voting rights attaching to shares of the Corporation).

Mr. Schwartz is deemed under Canadian Securities Administrators requirements to be not independent of Celestica management as he is an executive of Onex, the Corporation's controlling shareholder. However, Mr. Schwartz does not have any material relationship with the Corporation which could, in the view of the Board, be reasonably expected to interfere with the exercise of his independent judgment as a director of the Corporation.
The following chart details the Board's determination with respect to the independence status of each director:

Table of Directors' Relationships to the Corporation
Name	Independent	Not Independent	Reason not Independent

Dan DiMaggio	X

William A. Etherington	X

Laurette Koellner	X

Craig H. Muhlhauser		X	President and Chief Executive Officer of Celestica

Joseph M. Natale	X

Eamon J. Ryan	X

Gerald W. Schwartz		X	Chairman and Chief Executive Officer of Onex

Michael Wilson	X

Directors' Memberships on the Boards of Other Public Companies
The following chart lists the other public companies on which the Corporation's directors serve:

Director	Public Corporation Boards on which the Director Serves

Dan DiMaggio	None

William A. Etherington	Onex and SS&C Technologies Inc.

Laurette Koellner	Hillshire Brands Company (formerly Sara Lee Corporation)

Craig H. Muhlhauser	None

Joseph M. Natale	None

Eamon J. Ryan	None

Gerald W. Schwartz	Onex, Indigo Books & Music Inc. and honorary director of the Bank of Nova Scotia

Michael Wilson	Agrium Inc. and Finning International Inc.

Meetings of Independent Directors

The independent directors meet separately as part of every Board meeting, unless the meeting is a telephone meeting outside the regular Board schedule. Mr. Etherington, the Chairman of the Board, presides at all such meetings. From the beginning of 2012 to February 15, 2013, the independent directors held these in camera sessions at all Board meetings.
Independent Chairman

Mr. Etherington is the Chairman of the Board and is an independent director. In this capacity, Mr. Etherington is responsible for the effective functioning of the Board. As part of his duties, he establishes procedures to govern the Board's work and ensure the Board's full discharge of its duties. A complete position description for the Chairman is posted in the "Who We Are"/"Corporate Governance" section of the Corporation's website at www.celestica.com. Celestica shareholders and other interested parties may communicate directly to the Chairman any concerns that they may have regarding the Corporation. See the contact information under Questions and Answers on Voting and Proxies — How Can I Contact the Independent Directors and Chairman? on page 4 of this Circular.
Attendance Record

For a complete record of the Corporation's directors' attendance at Board meetings and at meetings of those Committees of which they are members, see the Information Relating to Our Directors — Attendance of Directors at Board and Committee Meetings on page 16 of this Circular.
Board Mandate

The mandate of the Board is attached to this Circular as Schedule B and is posted on the Corporation's website at www.celestica.com. See "Who We Are"/"Corporate Governance".
Under the mandate, the Board has explicitly assumed stewardship responsibility for the Corporation.
Position Descriptions

Position Descriptions of the Chairman of the Board and Committee Chairs
The Board has approved position descriptions for the Chairman of the Board and the Chair of each Committee of the Board.

These position descriptions are posted on the Corporation's website at www.celestica.com. See "Who We Are"/"Corporate Governance". The Chairman of the Board and of each Committee is available to respond to questions from shareholders at the Corporation's annual meeting.
Position Description of the Chief Executive Officer

The Board has developed a written position description for the Chief Executive Officer ("CEO"). The CEO has full responsibility for the day-to-day operations of the Corporation's business in accordance with the Corporation's strategic plan. The CEO must develop and implement processes that will ensure the achievement of the Corporation's financial and operating goals. The complete position description of the CEO is posted on the Corporation's website at www.celestica.com. See "Who We Are"/"Corporate Governance".

Orientation and Continuing Education

Orientation for New Directors

The Corporation's orientation program helps new directors contribute effectively to the work of the Board as soon as possible. As part of this program, new directors receive written materials on the Corporation's structure, organization, current priorities and issues that have been considered by the Board and each of its Committees. New directors also attend meetings with the Chairman and key executives and receive presentations from senior management on all aspects of the Corporation's business. Through this orientation program, new directors have the opportunity to become familiar with the operations and culture of the organization and the role played by the Board in that context.
Ongoing Director Development and Education
Through the Board's continuing education program, directors are provided with information about the Corporation's business and industry. Specifically, directors are provided with:
• detailed information packages in advance of each Board and Committee meeting;
• regular updates between meetings of the Board with respect to issues that affect the business of the Corporation; and
• full access to the senior management and employees of the Corporation.
Directors also participate in setting the agendas for Board and Committee meetings and in annual strategic planning sessions.

The Board's continuing education program also includes management presentations, analyst reports and regular business updates from the CEO. In addition, the Corporation provides each director with a membership in the National Association of Corporate Directors and the Institute of Corporate Directors to keep them up to date on the role of an effective Board member and help them stay in touch with issues of common interest to all directors.
During 2012, directors attended educational presentations and were provided with educational materials related to the following topics:
• executive compensation trends;
• proposed changes to compensation practices and disclosure requirements in Canada and the U.S.;
• succession management best-practices;
• developments in corporate governance;
• International Financial Reporting Standards implementation;
• financial disclosure practices and recommendations; and
• accounting rules and practices.

Director Skills Matrix

The directors of the Corporation possess the functional competencies as indicated in the table below.

	Dan DiMaggio	William A. Etherington	Laurette Koellner	Craig Muhlhauser	Joseph M. Natale	Eamon J. Ryan	Gerald W. Schwartz	Michael Wilson

Finance and Treasury		X	X	X			X

Financial Literacy	X	X	X	X	X	X	X	X

Operations (supply chain management and manufacturing)	X			X	X			X

IT and Business Transformation		X	X	X	X	X

Marketing and Sales	X	X		X	X	X		X

HR and People Development		X	X	X	X			X

Services	X	X		X	X

Strategy Deployment	X	X	X	X	X	X	X	X

Aerospace and Defense			X	X	X

Communications and Enterprise		X		X	X

Consumer			X	X	X	X

Europe and/or Asia Business Development	X		X	X	X	X		X

Ethical Business Conduct

Code of Business Conduct and Ethics and Promotion of Ethical Conduct

The Corporation's Business Conduct Governance Policy (the "Policy") applies to all the Corporation's directors, officers and employees. In addition, the Corporation's CEO, senior finance officers and all personnel in the finance area are subject to the Corporation's Finance Code of Professional Business Conduct.
Both of these codes may be obtained on the Corporation's website at www.celestica.com. See "Who We Are"/"Corporate Governance".
The Board reviews the Policy and the process for administering the Policy on an annual basis. Management provides regular reports to the Board with respect to compliance with the Policy.

All employees above a designated level are required to certify compliance with the Policy annually. In 2007 the Corporation also began an on-line training program for the Policy. The Policy requires ethical behavior from employees and encourages employees to report breaches of the Policy to their manager. From the time that the Corporation was established as a separate public company, it has provided a mechanism whereby employees could report unethical behavior on an anonymous basis. In 2004, the Corporation launched the Celestica Ethics Hotline which provides another method for employees in every jurisdiction in the world to report unethical conduct, on an anonymous basis if they so choose.

As part of the written mandate of the Board, the Board has adopted as a minimum standard that directors must demonstrate integrity and high ethical standards. The mandate also requires the Board, to the extent feasible, to satisfy itself as to the integrity of the Corporation's CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

The Corporation's Corporate Values, which were created at the Corporation's inception, underpin the Corporation's commitment to strong business ethics. A copy of the Corporate Values may be obtained on the Corporation's website at www.celestica.com. See "Who We Are"/"Corporate Governance".

Material Interests in Transactions

Except as otherwise disclosed herein, the Corporation has no contracts or other arrangements in place in which any of its directors or officers has a material interest and does not anticipate entering into any such arrangement. If any such arrangement were to arise, it would first be considered by the Audit Committee and then would be subject to the approval of the Board (in each case, without the participation of the director who would have the material interest in question).
Audit Committee

The Board has a fully independent Audit Committee (currently comprised of Laurette Koellner (Chair), Dan DiMaggio, William Etherington, Eamon Ryan, Michael Wilson and Joseph Natale). Shareholders may obtain further information regarding the Corporation's Audit Committee in Part I, Item 6C and Part II, Item 16A of the Corporation's 2012 Annual Report on Form 20-F, and may review the Audit Committee's mandate on the Corporation's website at www.celestica.com. See "Who We Are"/"Corporate Governance".
Members of the Audit Committee may not serve on more than three audit committees of public companies, including that of the Corporation.

The Audit Committee and its Chair are appointed annually by the Board. As part of each meeting, Committee members meet with the external auditor and with each other without any member of management present. The Audit Committee has the authority to retain and compensate any consultants and advisors it considers necessary to fulfill its mandate.
Nomination of Directors

Director Nomination Process

Recognizing that new directors may be required from time to time, the Nominating and Corporate Governance Committee maintains a matrix of the competencies and skills each existing director possesses for the purpose of identifying any gaps and determining the skill set of a potential director that it believes would best suit the Corporation. This has helped the Nominating and Corporate Governance Committee develop profiles of individuals whose background and skills would complement those of the existing directors. In 2012, an executive search firm was retained to help identify potential directors with the desired skills and background.
Independence and Powers of the Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is a fully independent committee of the Board and is currently comprised of William Etherington (Chair), Dan DiMaggio, Laurette Koellner, Eamon Ryan, Michael Wilson and Joseph Natale.
The mandate of the Nominating and Corporate Governance Committee is posted on the Corporation's website at www.celestica.com. See "Who We Are"/"Corporate Governance".

The Nominating and Corporate Governance Committee is responsible for developing and recommending governance guidelines for the Corporation (and recommending changes to those guidelines), identifying individuals qualified to become members of the Board, and recommending director nominees to be put before the shareholders at each annual meeting.

Election of Directors

On October 26, 2006, the Board adopted a policy that requires, in an uncontested election of directors, that shareholders will be able to vote in favour of, or to withhold from voting, separately for each director nominee. If, with respect to any particular nominee, other than the controlling shareholder or a representative of the controlling shareholder, the number of shares voted against or withheld from voting by shareholders, other than the controlling shareholder and its associates, exceeds the number of shares that are voted in favour of the nominee, then the Board will determine, and in so doing will give due weight to the rights of the controlling shareholder, whether to require the nominee to resign from the Board. If the Board determines that such a nominee should resign, the nominee will resign and the Board will accept the resignation. It is expected that such a determination by the Board will be made and announced within 90 days after the applicable shareholders' meeting. Subject to any corporate law restrictions, the Board may leave any resultant vacancy unfilled until the next annual shareholders' meeting or it may fill the vacancy through the appointment of a new director whom the Board considers would merit the confidence of the shareholders or it may call a special meeting of shareholders at which there will be presented a nominee or nominees to fill the vacant position or positions.
Compensation

Determination of Directors' and Officers' Compensation

In setting the compensation of the Corporation's officers, the Compensation Committee targets a median level of compensation for each component of the officer's compensation package (base salary, annual incentives, mid-term and long-term incentives and benefits) compared to a group of companies in closely-related industries. For more detail on the philosophy and approach adopted by the Compensation Committee, see Compensation Discussion and Analysis beginning on page 18 of this Circular.

Director compensation is set by the Board on the recommendation of the Compensation Committee and in accordance with director compensation guidelines established by the Nominating and Corporate Governance Committee. The Compensation Committee retains an independent compensation consultant to provide it with market advice. The Board is of the opinion that the remuneration paid to directors is appropriate in light of the time commitment, risks and responsibilities involved.
Independence and Powers of the Compensation Committee

The Board has a fully independent Compensation Committee (currently comprised of Eamon Ryan (Chair), William Etherington, Dan DiMaggio, Laurette Koellner, Michael Wilson and Joseph Natale). The Compensation Committee and its Chair are appointed annually by the Board. As part of each meeting, the Compensation Committee members meet without any member of management present and also meet with Towers Watson Inc. (the "Compensation Consultant") without any member of management present. The Compensation Committee has the authority to retain and compensate any consultants and advisors it considers necessary.

The Compensation Committee's responsibilities include approving the compensation of the CEO, and approving non-CEO compensation, incentive-based plans and equity-based plans. See Compensation Committee on page 18 of this Circular.
The full mandate of the Compensation Committee is posted on the Corporation's website at www.celestica.com. See "Investor Relations"/"Corporate Governance".
External Advisors Regarding Director and Executive Compensation

The Compensation Committee has retained the Compensation Consultant as its independent compensation consultant to assist in the discharge of its mandate. For a description of the Compensation Consultant's role and mandate, see Compensation Discussion and Analysis — Compensation Objectives — Independent Advice on page 19 of this Circular.

Other Board Committees

Executive Committee

The Board previously had as a standing committee a fully independent Executive Committee that was comprised of Robert Crandall (Chairman) and William Etherington. The purpose of the Executive Committee was to provide a degree of flexibility and ability to respond to time-sensitive matters where it was impractical to call a meeting of the full Board. All decisions of the Executive Committee were submitted to the Board for approval or ratification.
The Board determined that it would no longer require the services of an Executive Committee as a standing committee of the Board effective April 23, 2012.
Assessments

Assessments of the Board and its Directors

The Mandate of the Board requires the Board to evaluate and review its performance, its Committees and its directors on an annual basis. The scope, focus and requirements of the evaluation and review will vary from year to year. The Board has retained an external advisor to assist in these evaluations. The evaluation process for a given year may involve all or any of a careful examination of individual directors, Committees and the Board, and of the Board's role, objectives, and relationship with management, and peer review by the directors. The results of the evaluation, and feedback on the evaluation process itself, are integrated into the next year's Board evaluation cycle.
Retirement Policy

Celestica's Corporate Governance Guideline provides that a director shall not stand for re-election after his or her 75th birthday. The Corporation does not provide a director with any additional financial compensation upon retirement.
Succession Planning

In accordance with its mandate, the Compensation Committee oversees succession planning for the CEO, the other named executive officers, all other positions that report to the CEO and any other positions deemed by the CEO to be "mission critical". Mr. Muhlhauser and Ms. DelBianco solicit input from the Compensation Committee members with respect to such succession planning at regularly defined intervals and interface with the Compensation Committee at specified points throughout the year on this topic. Each July, the Compensation Committee conducts a formal, in-depth review of each of the succession plans with Mr. Muhlhauser and Ms. DelBianco in order to satisfy itself that the succession plans meet the needs of the Corporation. In 2012, the Corporation engaged an external consultant to provide the Corporation with best practices in succession planning management for senior executives. The consultant also conducted assessments of certain senior executives to ensure that appropriate succession and development plans are in place to meet the needs of the Corporation. Progress reports are provided by Mr. Muhlhauser and Ms. DelBianco at each Compensation Committee meeting throughout the year according to the scheduled process.

SCHEDULE B

    BOARD OF DIRECTORS MANDATE

1.      MANDATE

1.1
In adopting this mandate:

(a)
the Board acknowledges that the mandate prescribed for it by the Business Corporations Act (Ontario) (the "OBCA") is to supervise the management of the business and affairs of Celestica Inc. ("Celestica") and that this mandate includes responsibility for stewardship of Celestica; and

(b)
the Board explicitly assumes responsibility for the stewardship of Celestica, as contemplated by applicable regulatory and stock exchange policies.

2.      BOARD MEMBERSHIP

2.1
Number of Members — The Board shall consist of such number of Directors as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of Directors set out in Celestica's articles of incorporation.

2.2
Independence of Members — The Board shall be comprised of Directors such that the Board complies with all independence requirements under corporate and securities laws and all stock exchange requirements applicable to it.

2.3
Election and Appointment of Directors — Directors shall be elected by the shareholders annually for a one year term, provided that if Directors are not elected at an annual meeting, the incumbent Directors continue in office until their successors are elected.

2.4
Vacancy — The Board may appoint a member to fill a vacancy that occurs on the Board between annual elections of Directors to the extent permitted by the OBCA.

2.5
Removal of Members

(a)
Any Director may be removed from office by an ordinary resolution of the shareholders.

(b)
A Director shall submit his or her resignation to Celestica (which resignation may or may not be accepted) if that Director changes his or her principal occupation.

3.      EXPECTATIONS OF DIRECTORS

3.1
Minimum Standards for Directors — Directors and the Board as a whole are expected to meet the following minimum standards:

(a)
integrity and high ethical standards;

(b)
career experience and expertise relevant to Celestica's business purpose, financial responsibilities and risk profile (and Celestica shall disclose each Director's career experience and qualifications in every proxy circular delivered in connection with a meeting at which Directors are to be elected);

(c)
a proven understanding of fiduciary duty;

(d)
the ability to read and understand financial statements;

(e)
well-developed listening, communicating and influencing skills so that individual Directors can actively participate in Board discussions and debate; and

(f)
time to serve effectively as a Director by not over-committing to other corporate and not-for-profit boards.

3.2
Attendance at Meetings

(a)
Every Director shall prepare for and attend (absent extenuating circumstances) all scheduled meetings of the Board and meetings of committees of the Board on which the Director serves.

(b)
It may be necessary to hold Board meetings by phone from time to time. Although participation in person, when meetings are scheduled to be held in person, is strongly encouraged, when circumstances prevent a Director from attending a scheduled meeting in person, that Director shall make every effort to participate in the meeting by phone.

3.3
Preparation for Meetings — Directors shall set aside adequate time to read and absorb the materials provided to them in advance of any meeting of the Board and any meetings of committees on which the Director serves. Preparation time will vary according to the complexity of the materials.

3.4
Participation in Meetings — Directors are expected to participate fully and frankly in the deliberations and discussions of the Board and its committees. They must apply informed and reasoned judgment to each issue that arises and express opinions, ask further questions and make recommendations that they think are necessary or desirable. The Director acts directly, not by proxy, either in person or by written resolution. Each Director has an equal say with each of the other Directors.

4.      BOARD CHAIR

4.1
Board to Appoint Chair — The Board shall appoint the Chair from the members of the Board. The Chair shall be an independent Director.

4.2
Chair to be Appointed Annually — The appointment of the Chair shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the designation of Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5.      MEETINGS OF THE BOARD

5.1
Quorum — A quorum of the Board shall be a majority of its members.

5.2
Secretary — The Chair shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of the Board.

5.3
Time and Place of Meetings — The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board.

5.4
Right to Vote — Each member of the Board shall have the right to vote on matters that come before the Board.

5.5
Invitees — The Board may invite any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

5.6
In Camera Sessions — As part of each meeting of the Board, the independent Directors shall meet without any member of management being present (including any Director who is a member of management).

6.      OUTSIDE ADVISORS

6.1
Retaining and Compensating Advisors — Each Director shall have the authority to retain external advisors with the approval of the Chair of the Board. Fees and expenses relating to the retention of such advisors shall be pre-approved by the Chair of the Board and paid by Celestica.

7.      REMUNERATION OF BOARD MEMBERS

7.1
Members of the Board and the Chair shall receive such remuneration for their service on the Board as the Board may determine from time to time.

8.      DUTIES AND RESPONSIBILITIES OF THE BOARD

8.1
Specific Aspects of Stewardship Function — In adopting this mandate, the Board hereby explicitly assumes responsibility for the stewardship of Celestica including for the matters set out below:

(a)
to the extent feasible, satisfying itself as to the integrity of Celestica's chief executive officer and other executive officers and that the chief executive officer and other executive officers create a culture of integrity throughout the organization;

(b)
adopting a strategic planning process and:

(i)
approving, on at least an annual basis, a strategic plan that takes into account, among other things, the opportunities and risks of the business and monitoring of progress against strategic and business goals;

(ii)
conducting an annual review of human, technological and capital resources required to implement Celestica's growth strategy and the regulatory, cultural or governmental constraints on Celestica's business;

(iii)
monitoring the execution of Celestica's strategy and the achievement of its stated objectives;

(iv)
reviewing, at every board meeting, any recent developments that may impact Celestica's growth strategy; and

(v)
evaluating management's analysis of the strategies of competitors;

(c)
identifying the principal risks of Celestica's business and ensuring the implementation of appropriate systems to manage these risks;

(d)
succession planning, including appointing, training, goal setting, compensation, evaluation and monitoring senior management;

(e)
reviewing financial reporting and regulatory compliance;

(f)
establishing a communications policy for Celestica;

(g)
monitoring Celestica's internal control and management information systems;

(h)
reviewing management of capital;

(i)
reviewing and approving material transactions;

(j)
developing Celestica's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Celestica;

(k)
establishing measures for receiving feedback from securityholders; and

(l)
reviewing board operations and evaluating board and individual Director effectiveness.

8.2
Corporate Governance Matters

(a)
The Board shall review and approve, if appropriate, corporate governance guidelines recommended to it by the Nominating and Corporate Governance Committee and which comply with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

(b)
The Board shall review the disclosure about Celestica's governance practices in any document before it is delivered to Celestica's shareholders or filed with securities regulators or stock exchanges.

8.3
Nomination and Appointment of Directors

(a)
The Board shall adopt selection criteria to be used by the Nominating and Corporate Governance Committee in selecting candidates for nomination to the Board and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such selection criteria.

  (b)
  The Board shall nominate individuals for election as Directors by the shareholders and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such nominations.

  (c)
  The Board shall fill vacancies on the Board as it is permitted by law to fill and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such vacancies.

  (d)
  The Board shall consider recommendations made to it by the Nominating and Corporate Governance Committee with respect to the size and composition of the Board.

8.4
Specific Authorization — The Board shall authorize each of the Executive Committee and the Chief Executive Officer to enter into commitments on behalf of Celestica subject to certain limits and shall review such authorizations at least annually and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such authorizations and limits.

8.5
Significant Decisions — The Board shall require management to obtain its approval for all significant decisions including major financings, acquisitions, dispositions, budgets and capital expenditures.

8.6
Information Flow from Management — The Board shall require management to keep it aware of Celestica's performance and events affecting Celestica's business, including opportunities in the marketplace and adverse or positive developments.

8.7
Corporate Objectives — The Board shall approve specific financial and business objectives, which will be used as a basis for measuring the performance of the Chief Executive Officer.

8.8
Establishment of Committees

(a)
The Board shall establish and maintain the following committees of the Board, each having a mandate that incorporates all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

(i)
Audit Committee;

(ii)
Nominating and Corporate Governance Committee; and

(iii)
Compensation Committee.

(b)
Subject to Celestica's articles and by-laws, the Board may appoint any other committee of Directors and delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the OBCA.

(c)
The Board shall appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

(d)
The Board shall review the mandates of each of its committees from time to time, as appropriate, and will revise those mandates as it considers appropriate and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

8.9
Appointments

(a)
Subject to Celestica's articles and by-laws, the Board may designate the offices of Celestica and appoint officers.

(b)
The Board shall also adopt position descriptions for:

(i)
the Chairman of the Board;

(ii)
the Chief Executive Officer; and

    (iii)
    the Chairman of each committee of the Board;

    and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

8.10
Financial Statements — The Board shall review and, if appropriate, approve Celestica's quarterly and annual financial statements after the Audit Committee has reviewed and made a recommendation on such statements to the Board.

8.11
Compensation Matters

(a)
Executive Compensation Policy — The Board shall review the executive compensation policy approved by the Compensation Committee.

(b)
Compensation and Benefits — The Board shall:

(i)
review, as approved by the Compensation Committee, the overall reward/compensation policy for Celestica, including an executive compensation policy and including the elements of Celestica's annual and long-term incentive plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payments;

(ii)
review, as approved by the Compensation Committee, the Chief Executive Officer's total compensation in light of the performance assessment by that Committee; and

(iii)
approve the total compensation for the members of the Board, in light of the recommendations of the Compensation Committee and the director compensation guidelines and principles established by the Nominating and Corporate Governance Committee.

(c)
Organizational Responsibilities — The Board shall:

(i)
review organization changes that affect positions reporting to the CEO or any other positions deemed by the CEO to be "mission critical" as well as any material changes to Celestica's human resource policies; and

(ii)
approve disclosure relating to executive compensation that is required to be included in Celestica's management proxy circular.

(d)
Pension Plan Matters — The Board shall receive and review reports from management and from the Compensation Committee covering the administration, investment performance, funding, financial impact, actuarial reports and other pension plan related matters.

8.12
Code of Business Conduct and Ethics

(a)
The Board shall approve a business code of conduct and ethics (the "Code") recommended to it by management and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

(b)
The Board shall monitor compliance with the Code, including through reports as appropriate from Celestica's Chief Compliance Officer.

(c)
No waiver of the Code shall be granted for the benefit of Celestica's Directors or executive officers unless approved by the Board or by the Nominating and Corporate Governance Committee.

9.      EVALUATION OF BOARD PERFORMANCE

9.1
Establish Process — The Board shall follow the process established by the Nominating and Corporate Governance Committee for assessing the performance of the Board.

9.2
Amendments to Mandate — The Board will review and reassess the adequacy of its mandate on an annual basis and at such other times as it considers appropriate.

QuickLinks

QUESTIONS AND ANSWERS ON VOTING AND PROXIES
PRINCIPAL HOLDERS OF VOTING SHARES
Table 1: Principal Holders of Voting Shares
INFORMATION RELATING TO OUR DIRECTORS
INFORMATION ABOUT OUR AUDITOR
SAY-ON-PAY
COMPENSATION COMMITTEE
COMPENSATION DISCUSSION AND ANALYSIS
Table 12: Business Results Factor
COMPENSATION OF NAMED EXECUTIVE OFFICERS
EXECUTIVE SHARE OWNERSHIP
INDEBTEDNESS OF DIRECTORS AND OFFICERS
DIRECTORS, OFFICERS AND CORPORATION LIABILITY INSURANCE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
OTHER MATTERS
REQUESTS FOR DOCUMENTS
CERTIFICATE
SCHEDULE B